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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.      )

OMEGA WORLDWIDE, INC.
(Name of Subject Company)

OMEGA WORLDWIDE, INC.
(Name of Person(s) Filing Statement)

Common Stock, $.10 par value per share
(including the associated Preferred Stock Purchase Rights)
(Title of Class of Securities)

68210B108
(CUSIP Number of Each Class of Securities)

Richard Horst
Omega Worldwide, Inc.
1905 Pauline Boulevard, Suite 1
Ann Arbor, Michigan 48103
(734) 222-9640
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

with copies to

Edward J. Schneidman Michael L. Hermsen Mayer, Brown Rowe & Maw 190 South LaSalle Street Chicago, Illinois 60603 (312) 782-0600	Timothy B. Goodell White & Case LLP 1155 Avenue of the Americas New York, New York 10036 Telephone: (212) 345-8113

☐ Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Omega Worldwide, Inc.
1905 Pauline Boulevard, Suite 1
Ann Arbor, Michigan 48103

August 7, 2002

Dear Fellow Stockholder:

        As you are probably aware, on August 1, 2002, Omega Worldwide, Inc. entered into an agreement and plan of merger with Four Seasons Health Care Limited and Delta I Acquisition, Inc. providing for the acquisition of all of the outstanding shares of common stock of Omega Worldwide, Inc. (including the associated preferred stock purchase rights).

        Delta I Acquisition, Inc. has today commenced a cash tender offer for all such outstanding shares of common stock of Omega Worldwide, Inc. at a price of $3.32 per share, net to the seller in cash, less any withholding taxes and without interest thereon. The merger agreement provides that, following consummation of the tender offer, Delta I Acquisition, Inc. will merge with and into Omega Worldwide, Inc., with Omega Worldwide, Inc. ultimately being the surviving entity and any remaining shares of common stock, other than shares owned by Four Seasons Health Care Limited and any its subsidiaries or by any subsidiary of Omega Worldwide, Inc., will be converted into the right to receive $3.32 per share in cash, less any withholding taxes and without interest thereon.

        YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY (1) DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF OMEGA WORLDWIDE, INC. AND ITS STOCKHOLDERS, (2) DECLARED THAT THE OFFER AND THE MERGER ARE ADVISABLE, (3) APPROVED THE OFFER, THE MERGER, THE STOCKHOLDERS AGREEMENTS DESCRIBED IN THE ATTACHED SCHEDULE 14D-9, THE OPTION AGREEMENT DESCRIBED IN THE ATTACHED SCHEDULE 14D-9 AND THE MERGER AGREEMENT, AND (4) RECOMMENDED THAT THE STOCKHOLDERS OF OMEGA WORLDWIDE, INC. ACCEPT THE OFFER AND TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER AND APPROVE THE OFFER, MERGER, THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

        In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the enclosed tender offer materials and Omega Worldwide, Inc.'s Solicitation/ Recommendation Statement on Schedule 14D-9.

        Enclosed for your consideration are copies of the tender offer materials and Omega Worldwide, Inc.'s Solicitation/Recommendation Statement on Schedule 14D-9, which are being filed today with the Securities and Exchange Commission. These documents should be read carefully.

                      Sincerely,

                      James E. Eden
                      Chairman of the Board

Item 1.    Subject Company Information.

        The name of the subject company is Omega Worldwide, Inc., a Maryland corporation ("Omega"). The address of the principal executive offices of Omega is 1905 Pauline Boulevard, Suite 1, Ann Arbor, Michigan 48103, and its telephone number in the United States is (734) 222-9640. The title of the class of equity securities to which this Solicitation/Recommendation Statement (this "Statement") relates is the common stock, $.10 par value per share, of Omega, including the associated preferred stock purchase rights (the "Common Stock") issued pursuant to the Rights Agreement, dated as of April 2, 1998, as amended by the Amendment to Rights Agreement dated as of July 17, 2002, and the Second Amendment to Rights Agreement dated as of August 1, 2002, between Omega and EquiServe Trust Company, N.A. (successor to First Chicago Trust Company of New York), as Rights Agent (as so amended, the "Rights Agreement"). As of August 1, 2002, 12,354,553 shares of Common Stock were issued and outstanding.

Item 2.    Identity And Background of Filing Person.

  Name and Address

        The name, business address and business telephone number of Omega, which is the subject company and the filing person, are set forth in Item 1 above.

  Tender Offer

        This Statement relates to the tender offer (the "Offer") by Delta I Acquisition, Inc., a Delaware corporation ("Delta Acquisition") and wholly owned subsidiary of Four Seasons Health Care Limited, a private limited company organized under the laws of England and Wales ("Four Seasons"), to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $3.32 per share, or such higher price per share as may be paid in the Offer in cash (the "Offer Price"), net to the seller in cash, subject to reduction only for any federal tax backup withholding or share transfer taxes payable by such seller, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 7, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) herewith, respectively, and are incorporated herein by reference in their entirety. The Offer is described in a Tender Offer Statement on Schedule TO, dated August 7, 2002 (the "Schedule TO"), which was filed by Four Seasons and Delta Acquisition with the Securities and Exchange Commission on August 7, 2002.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 1, 2002 (the "Merger Agreement"), by and among Four Seasons, Delta Acquisition and Omega. The Offer is subject to the conditions set forth in the Merger Agreement, including the condition that the number of shares of Common Stock validly tendered and not withdrawn prior to the expiration date of the Offer shall not be less than a majority of the issued and outstanding shares of Common Stock on a fully diluted basis, after giving effect to the exercise or conversion of all options, warrants or other obligations outstanding under employee stock or similar benefit plans or otherwise (the "Minimum Condition").

        Pursuant to the Merger Agreement, following consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Delta Acquisition will merge with and into Omega (the "Merger") and Omega will continue as the surviving entity. Upon effectiveness of the Merger, each share of Common Stock (other than shares owned by Four Seasons and any its subsidiaries or by any subsidiary of Omega, which shares shall cease to be outstanding and be cancelled and none of which shall receive any payment with respect thereto) issued and outstanding as of the effective time of the Merger (the "Effective Time") shall be converted into the right to receive $3.32 per share of Common Stock or such higher price per share as may be paid in the Offer in cash, without interest thereon (the

"Merger Consideration") upon surrender of the certificate formerly representing such shares of Common Stock. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference in its entirety.

        All information contained in this Statement or incorporated herein by reference concerning Four Seasons, Delta Acquisition or their affiliates, or actions or events with respect to any of them, was provided by Four Seasons, and Omega takes no responsibility for the accuracy or completeness of such information or for any failure by such entities to disclose events or circumstances that may affect the significance, completeness or accuracy of any such information.

        The Schedule TO states that the principal executive offices of Four Seasons are located at Emerson Court, Alderley Road, Wilmslow, Cheshire, England SK9 1NX and that the principal executive offices of Delta Acquisition are located at Trafalgar Court, Les Banques, St. Peter Port, Guernsey.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Information concerning the actual or potential conflicts of interest involving Omega and its executive officers, directors and affiliates is set forth in Omega's Annual Report on Form 10-K, as amended, for the year ended September 30, 2001 under the caption "Item 13—Certain Relationships and Related Transactions." A copy of the relevant information from such Annual Report on Form 10-K, as supplemented to a more recent date where applicable, is contained in the Information Statement attached hereto as Annex B and is incorporated by reference herein.

        Additional information concerning the actual or potential conflicts of interest involving Omega, its executive officers, directors and affiliates and Delta Acquisition and Four Seasons and their respective executive officers, directors and affiliates as a result of entering into the Merger Agreement and the transactions contemplated thereby is set forth in "Item 11. Purpose of the Offer; Plans for the Company; Certain Agreements" in the Offer to Purchase and is incorporated by reference herein. Except as set forth or incorporated by reference herein, to the knowledge of Omega, as of the date hereof there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between Omega or its affiliates and (1) its executive officers, directors or affiliates or (2) Four Seasons or Delta Acquisition or any of their respective executive officers, directors or affiliates.

  The Option Agreement

        In connection with the Merger Agreement, Omega and Four Seasons have entered into an option agreement (the "Option Agreement") pursuant to which Omega granted Four Seasons an irrevocable option (the "Option") to purchase for the Offer Price that number of shares of Common Stock which, when added to the number of shares of Common Stock purchased in the Offer, would result in Delta Acquisition owning 90.0% of the then outstanding shares of Common Stock. However, under no circumstances will the number of shares of Common Stock issued upon exercise of the Option exceed 19.8% of the shares of Common Stock outstanding immediately prior to the exercise of the Option. This description of the Option Agreement is qualified in its entirety by reference to the complete text of such agreement, which has been filed as Exhibit (e)(3) hereto and incorporated by reference herein. The primary purpose of the Option Agreement is to enable Four Seasons or its subsidiaries to effect the Merger through the "short-form" merger procedures permitted under Delaware and Maryland law. If, as a result of the Offer (or upon exercise of the Option), Four Seasons or its subsidiaries, including Delta Acquisition, acquires or controls the voting power of at least 90% of the outstanding shares of Common Stock, the Merger will be effected without any action by any other stockholder of Omega.

  The Tender Agreements

        The following summary description of the Tender and Option Agreements and Irrevocable Proxies (the "Tender Agreements") is qualified in its entirety by reference to the form of the agreement, filed as Exhibit (e)(4) herewith and incorporated by reference herein in its entirety.

        Concurrently with the execution of the Merger Agreement, Four Seasons, Delta Acquisition and Omega have entered into Tender Agreements with the directors and executive officers of Omega (other than Ronald S. Elder, who owns no Common Stock), Essel W. Bailey, Jr., Todd P. Robinson, Omega Healthcare Investors, Inc. ("OHI") and Ashbourne Consolidated Group Limited (collectively, the "Subject Stockholders").

        The Tender Agreements terminate immediately upon the earlier of (a) the date on which the Merger Agreement is terminated pursuant to certain provisions therein, (b) the date on which the Subject Stockholder's shares of Common Stock are accepted for payment pursuant to the Offer or the Tender Agreement, (c) the Effective Time, or (d) October 21, 2002. The Tender Agreements contemplate that the holders of 4,859,646 shares of Common Stock will tender such shares in the Offer.

        Each Subject Stockholder has agreed not to: (a) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other agreement with respect to, or consent to, the sale, transfer, tender, pledge, encumbrance, assignment or other disposition (each, a "Transfer") of, any or all of the shares of Common Stock beneficially owned by such Subject Stockholder; (b) grant any proxies or powers of attorney in respect of the shares of Common Stock beneficially owned by such Subject Stockholder, deposit any of such shares into a voting trust or enter into a voting agreement with respect to any shares of Common Stock beneficially owned by such Subject Stockholder; or (c) take any action that would have the effect of preventing or disabling (i) such stockholder from performing its obligations under the Tender Agreement or (ii) Four Seasons or Delta Acquisition or their designees from exercising their rights under the Tender Agreement.

        Each Subject Stockholder has agreed:

  (a)
  to tender (and not withdraw) such Subject Stockholder's shares of Common Stock in the Offer not later than the fifth business day following the commencement of the Offer;

  (b)
  at any meeting of the stockholders of Omega or in connection with any written consent of the stockholders of Omega (collectively, an "Omega Stockholders' Meeting"), to vote (or cause to be voted) such Subject Stockholder's shares of Common Stock:

  (i)
  in favor of the Merger and the approval of the terms of the Merger Agreement and each of the other transactions contemplated by the Merger Agreement and the Tender Agreement and actions required in furtherance thereof,

  (ii)
  against any action, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Omega or any of its subsidiaries under the Merger Agreement or of such Subject Stockholder under the Tender Agreement, and

  (iii)
  except as otherwise agreed to in writing in advance by Four Seasons, against:

  (A)
  any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Omega or any of its subsidiaries and any Acquisition Proposal (as defined in the Merger Agreement);

  (B)
  a sale, lease or transfer of a significant part of the assets of Omega or any of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of Omega or any of its subsidiaries;

  (C)
  any change in the persons who constitute the board of directors of Omega;

      (D)
      any change in the present capitalization of Omega or any amendment of Omega's Articles of Amendment and Restatement, as supplemented (the "Charter"), and Omega's Amended and Restated Bylaws, as amended (the "Bylaws");

      (E)
      any other material change in Omega's corporate structure or business; or

      (F)
      any other action involving Omega or any of its subsidiaries and with respect to (C), (D), (E) and (F) above only, is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or adversely affect the Merger and the transactions contemplated by the Tender Agreements or the Merger Agreement;

  (c)
  to irrevocably appoint Four Seasons, Delta Acquisition and any designee of Four Seasons or Delta Acquisition, and each of them individually, as such Subject Stockholder's proxy and attorney-in-fact, to vote or act by written consent with respect to such Subject Stockholder's shares of Common Stock;

  (d)
  that such Subject Stockholder shall immediately cease any discussions or negotiations with any other person that may be ongoing with respect to an Acquisition Proposal; and

  (e)
  that such Subject Stockholder shall not take any action:

  (i)
  to encourage, solicit, initiate or facilitate the making of any submission of any Acquisition Proposal (including, without limitation, by taking any action that would make the Rights Agreement inapplicable to an Acquisition Proposal);

  (ii)
  to enter into any agreement, arrangement or understanding with respect to any Acquisition Proposal, or to agree to approve or endorse any Acquisition Proposal or enter into any agreement, arrangement or understanding that would require Omega to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by the Tender Agreement;

  (iii)
  to initiate or participate in any way in any discussions or negotiations with, or furnish or disclose any information to, any person in connection with any Acquisition Proposal;

  (iv)
  to facilitate or further in any other manner any inquiries or the making or submission of any proposal that constitutes, or may be reasonably be expected to lead to, any Acquisition Proposal; or

  (v)
  to grant any waiver or release under any standstill, confidentiality or similar agreement entered into by Omega in connection with any Acquisition Proposal or any of its affiliates or representatives regarding or in connection with an Acquisition Proposal.

        Each Subject Stockholder has granted to each of Four Seasons and Delta Acquisition an irrevocable option to purchase all or any portion of a Subject Stockholder's shares of Common Stock at the Offer Price (the "Stock Option"). A Stock Option may not be exercised (a) unless all waiting periods under any antitrust laws required for the purchase of the shares pursuant to the Stock Option shall have expired or been waived, (b) if there shall have been in effect any preliminary injunction or other non-final order issued by a Governmental Entity (as defined in the Merger Agreement) prohibiting the exercise of any Stock Option, (c) unless Four Seasons has also exercised its Stock Option rights under certain of the other Tender Agreements and (d) unless an affiliate of Four Seasons has purchased or irrevocably committed to purchase all of the shares and warrants of Principal Healthcare Finance Limited ("PHFL") held by the Subject Stockholder, if any, in connection with a concurrent offer being made by an affiliate of Four Seasons for PHFL (the "PHFL Offer"). In addition, with respect to OHI, the Stock Option may not be exercised unless Four Seasons or Delta Acquisition also purchases the Omega Series C Preferred Stock (the "Preferred Shares") owned by OHI.

        A Stock Option may only be exercised following a "Triggering Event," which is defined to be any one of the following:

  (a)
  the Merger Agreement becomes terminable under circumstances that could entitle Four Seasons to termination fees under the Merger Agreement (regardless of whether the Merger Agreement is actually terminated and such fees are then actually payable); or

  (b)
  the Subject Stockholder fails to validly tender and not withdraw its shares of Common Stock as required by the Tender Agreement, regardless of whether the Offer is consummated or expires.

        The Stock Option will terminate upon the earliest of (a) the Effective Time, (b) termination of the Merger Agreement pursuant to certain provisions therein, other than upon or during the continuance of a Triggering Event, (c) seven days following any termination of the Merger Agreement upon or during the continuance of a Triggering Event, (d) the issuance of a non-appealable permanent injunction or other final order issued by a governmental entity prohibiting the exercise of the Stock Option and (e) October 28, 2002.

  The Preferred Stock Purchase Agreement

        The following summary description of the Stock Purchase Agreement providing for the purchase and sale of all of the outstanding Preferred Shares of Omega (the "Preferred Stock Purchase Agreement") is qualified in its entirety by reference to the form of the agreement, filed as Exhibit (e)(5) herewith and incorporated by reference herein in its entirety.

        Concurrently with the execution of the Merger Agreement, Four Seasons, Delta Acquisition, Omega and OHI entered into a Preferred Stock Purchase Agreement, pursuant to which OHI has agreed to sell its 260,000 shares of Preferred Shares to Delta Acquisition on the earlier to occur of (i) the completion of the Offer and (ii) the purchase of OHI's Common Stock pursuant to the option granted under its Tender Agreement.

        OHI has further agreed at any meeting of the stockholders of Omega or in connection with any written consent of the stockholders of Omega (collectively, an "Omega Stockholders' Meeting") to vote (or cause to be voted) such Subject Stockholder's shares of Common Stock:

  (i)
  in favor of the Merger and the approval of the terms of the Merger Agreement and each of the other transactions contemplated by the Merger Agreement and the Preferred Stock Purchase Agreement and actions required in furtherance thereof,

  (ii)
  against any action, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Omega or any of its subsidiaries under the Merger Agreement or of OHI under the Preferred Stock Purchase Agreement, and

  (iii)
  except as otherwise agreed to in writing in advance by Four Seasons, against:

  (A)
  any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Omega or any of its subsidiaries and any Acquisition Proposal;

  (B)
  a sale, lease or transfer of a significant part of the assets of Omega or any of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of Omega or any of its subsidiaries (excluding certain Australian assets);

  (C)
  any change in the persons who constitute the board of directors of Omega;

  (D)
  any change in the present capitalization of Omega or any amendment of the Charter and Bylaws;

  (E)
  any other material change in Omega's corporate structure or business; or

    (F)
    any other action involving Omega or any of its subsidiaries that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or adversely affect the Merger and the transactions contemplated by the Tender Agreements or the Merger Agreement.

        OHI has further agreed to irrevocably appoint Four Seasons, Delta Acquisition and any designee of Four Seasons or Delta Acquisition, and each of them individually, as OHI's proxy and attorney-in-fact, to vote or act by written consent with respect to OHI's Preferred Shares.

        OHI has also agreed that it will immediately cease any discussions or negotiations with any other person that may be ongoing with respect to an Acquisition Proposal and that it will not take any action:

  (i)
  to encourage, solicit, initiate or facilitate the making of any submission of any Acquisition Proposal (including, without limitation, by taking any action that would make the Rights Agreement inapplicable to an Acquisition Proposal);

  (ii)
  to enter into any agreement, arrangement or understanding with respect to any Acquisition Proposal, or to agree to approve or endorse any Acquisition Proposal or enter into any agreement, arrangement or understanding that would require Omega to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by the Preferred Stock Purchase Agreement;

  (iii)
  to initiate or participate in any way in any discussions or negotiations with, or furnish or disclose any information to, any person in connection with any Acquisition Proposal;

  (iv)
  to facilitate or further in any other manner any inquiries or the making or submission of any proposal that constitutes, or may be reasonably be expected to lead to, any Acquisition Proposal; or

  (v)
  to grant any waiver or release under any standstill, confidentiality or similar agreement entered into by Omega.

        The Preferred Stock Purchase Agreement will terminate on the earliest to occur of (a) the date on which the Stock Option is terminated in accordance with the Tender Agreement, (b) the consummation of the purchase of the Preferred Shares, (c) the mutual consent of Four Seasons and OHI or (d) December 31, 2002.

  Deed of Release

        The following summary description of the Deed of Release (as defined below) is qualified in its entirety by reference to the Deed of Release, filed as Exhibit (e)(6) herewith and incorporated by reference herein in its entirety.

        Certain participants in the concurrent offer being conducted by an affiliate of Four Seasons for PHFL shares and warrants, including those held by Omega, are parties to a Deed of Release in which each of the signatories agrees to release certain of the other signatories from certain legal claims they otherwise may have against each other. Omega currently owns 33.4% of the outstanding shares of PHFL.

        In June 2002, certain proceedings (the "Jersey Proceedings") were commenced in the Royal Court of Jersey by Omega, in the name of PHFL and Omega and with the support of certain PHFL shareholders not joined as parties to the action (including OHI and Bernard Korman), against Essel W. Bailey, Jr., Robert L. Parker and Thomas F. Franke, who had been directors of PHFL immediately prior to an Extraordinary General Meeting of PHFL that was held on May 31, 2002. These proceedings arose largely out of the events which took place at that Extraordinary General Meeting, at which certain resolutions were passed or purported to be passed by Omega and certain PHFL shareholders to remove the then directors of PHFL and to appoint new directors in their place. A dispute arose as to the legal effect of those resolutions in the course of which an interim injunction was granted in favor of

Omega and PHFL against the defendants. On July 15, 2002, that injunction was discontinued by means of a consent order without prejudice to the rights or interests any of the parties to the Jersey Proceedings had or might have against the other parties to the Jersey Proceedings as at the time of the consent order or any time in the future.

        By a Deed of Release dated August 1, 2002, made between (1) Essel W. Bailey, Jr., Robert L. Parker, Thomas F. Franke and A. Edward Gottesman, together with certain of their associates (the "PHFL Parties"), (2) Omega for itself and on behalf of its subsidiaries; (3) PHFL for itself and on behalf of its subsidiaries; and (4) those PHFL Shareholders named as supporting Omega in relation to the Jersey Proceedings, together with the directors and senior executives of Omega (the "Deed of Release"), it was agreed:

  (i)
  that with effect from the time the offer of PHFL shares and warrants becomes or is declared unconditional in all respects;

  (a)
  each PHFL Party releases every other party to the Deed of Release; and

  (b)
  each party to the Deed of Release (other than the PHFL Parties) releases every PHFL Party,

    from all claims or other obligations relating to the PHFL and/or Omega groups (as defined therein) arising out of acts, omissions or events prior to the date of the Deed of Release; and

  (ii)
  that each party to the Deed of Release would not bring proceedings or claims against persons to be released as referred to in paragraph (i) above during the period that the PHFL Offer remained open or following the time the PHFL Offer becomes or is declared unconditional in all respects.

        However, the releases and undertakings mentioned above are subject to certain limited exceptions for (a) disclosed contractual obligations, (b) liabilities to members of Omega and its subsidiaries and/or PHFL and its subsidiaries of parties who are or were directors, officers, employees or agents or consultants, in respect of any dishonesty subsequently discovered by Four Seasons and (c) liabilities for personal injury or death. In addition, claims between Omega (and its affiliates) and Essel Bailey were not released, although Omega and Essel Bailey entered into a separate Settlement Agreement as described in "Certain Transactions" in the Information Statement attached hereto as Annex B and incorporated by reference herein. In the event that the PHFL Offer is consummated, but the Merger is not, the Deed of Release will only apply in relation to claims in respect of PHFL.

  Standstill Agreement

        The following summary description of the Standstill Agreement between Omega and Principal Healthcare Finance Investments (Guernsey) Limited in which Omega undertakes to not declare a default of indebtedness owing to it by PHFL during the period of the Offer (the "Standstill Agreement") is qualified in its entirety by reference to the form of the agreement, filed as Exhibit (e)(7) herewith and incorporated by reference herein in its entirety.

        OHI and PHFL entered into a First Loan Agreement on July 21, 1995, pursuant to which OHI made a £20,000,000 facility available to PHFL (the "First Loan"). OHI transferred £5,000,000 of the First Loan to Electra Private Equity Partners 1995 (formerly known as Electra Fleming Private Equity Partners) ("Electra") on October 31, 1996. OHI then transferred all of the remainder of its right, title and interest in the First Loan to Omega. Omega and PHFL entered into a Second Loan Agreement on April 23, 2001 (together with the First Loan, the "Loan Agreements"), pursuant to which Omega made a £7,000,000 facility available to PHFL, of which £4,168,764.66 had been drawn as at the date of the Standstill Agreement. Defaults have occurred under the Loan Agreements.

        Under the Standstill Agreement, until the "Termination Time" (described below), Omega has agreed not to:

  (i)
  accelerate the maturity of, or make any demand for payment of, any indebtedness of PHFL or interest accrued under the Loan Agreements;

  (ii)
  take any formal steps to enforce payment of any indebtedness of PHFL under the Loan Agreements;

  (iii)
  take any steps to enforce or call in any guarantee or security interest held by it in respect of the Loan Agreements;

  (iv)
  take any formal steps to wind up or dissolve PHFL;

  (v)
  amend the terms of the Loan Agreements; or

  (vi)
  assign, transfer or novate all or any part of its rights or obligations under the Loan Agreements unless the transferee agrees to be bound by the terms of this Agreement.

        In addition, until the Termination Time, Omega has agreed to suspend any rights or remedies it may have by reason of any breach, default or event of default under the Loan Agreements which has occurred prior to August 1, 2002 and all of its rights and remedies in respect of any default or breach of the terms of the Loan Agreements whenever such default or breach occurs (other than the right to receive default interest).

        The "Termination Time" is the earliest to occur of (a) five business days after the completion of the Offer; (ii) the date (if any) of expiration of the Offer without Delta Acquisition becoming obliged to purchase any Common Stock; (iii) the date of termination of the Merger Agreement; (iv) the occurrence of certain legal proceedings or enforcement events against PHFL or other obligors under the Loan Agreements and (v) 100 days after August 1, 2002.

  Change-in-Control Arrangements

        For a description of change-in-control arrangements between Omega and its executive officers, see "Compensation of Executive Officers—Employment Contracts, Termination of Employment and Change-in-Control Arrangement" in the Information Statement attached hereto as Annex B and incorporated by reference herein.

  Other

        As a result of the consummation of the Merger, each outstanding option, whether or not then vested or exercisable (collectively, "Omega Options"), to purchase shares of Common Stock granted under any stock option plan of Omega and outstanding restricted stock award, restricted or otherwise, shall become immediately exercisable and each restricted stock award shall become fully and immediately vested and transferable and the restrictions thereon shall lapse. The Merger Agreement provides that, prior to September 3, 2002, the board of directors of Omega will obtain all necessary consents and releases from all holders of Omega Options and other rights to purchase or acquire Common Stock to (i) provide for the cancellation, effective at the Effective Time of all Omega Options, (ii) terminate, as of the Effective Time, all Omega plans, programs or arrangements providing for the issuance or grant of capital stock or any other interest in respect of capital stock of Omega or any of its affiliates and (iii) amend, as of the Effective Time, the provisions of any other Omega employee benefit plan providing for the issuance, transfer or grant of any capital stock of Omega or any of its affiliates, to provide no continuing rights to acquire, hold, transfer or grant any capital stock of Omega or any of its affiliates or any interest in the capital stock of Omega or any of its affiliates. Immediately prior to the Effective Time, each Omega Option whether or not vested or exercisable, shall no longer be exercisable for the purchase of shares of Common Stock, but shall entitle each holder thereof, in cancellation and settlement therefore, to payment by Omega in cash equal to the product of (x) the total number of shares of Common Stock subject to the Omega Option and (y) the amount, if any, by which the Merger Consideration exceeds the exercise price of the Omega Option.

        Pursuant to the Merger Agreement, Four Seasons and Delta Acquisition have agreed that all rights to indemnification existing in favor of, and all exculpations and limitations of the personal liability of, the directors and officers of Omega and its subsidiaries provided for in Omega's Charter or Bylaws, as well as any indemnification agreements, in effect as of the date of the Merger Agreement with respect to matters occurring at or prior to the Effective Time, including the Merger, shall continue in full force and effect in accordance with their terms until the earlier of (i) termination of the rights to indemnification under the indemnification agreements or (ii) six years from the Effective Time. In addition, Four Seasons has agreed to cause to be maintained for a period of six years after the Effective Time, Omega's existing directors' and officers' liability insurance (or policies that are no less favorable to the covered persons). If such policies are not available for an annual premium of not more than 120% of Omega's current annual premium, then Four Seasons shall cause to be obtained policies in the same scope and with coverage amounts as great as can be obtained for an annual premium of 120% of Omega's current annual premium.

        The indemnification and directors' and officers' insurance covenants described above will survive the consummation of the Merger and are intended to benefit, and will be enforceable by, any person or entity entitled to be indemnified thereunder, whether or not they are parties to the Merger Agreement.

        Pursuant to the provisions of the Merger Agreement regarding the amounts payable with respect to Omega Options and shares of Common Stock and otherwise payable pursuant to the provisions of any employment agreement or the Merger Agreement, the directors and executive officers of Omega and their affiliates will be entitled to receive, generally on a pre-tax basis, the following estimated amounts:

Name	Title	Amount(1)
James E. Eden	Chairman of the Board, Director	$27,958
Ronald S. Elder	Director and Chief Executive Officer	411,800
Anil K. Gupta	Director	49,900
Harold J. Kloosterman	Director	398,091
Bernard J. Korman	Director	1,187,375
Mark D. Gosling	Vice President and Treasurer	563,496
John Storey	Vice President and Secretary	576,631

(1)
Amounts payable in U.K. Pounds converted to U.S. Dollars at the rate in effect on August 1, 2002 (U.S.$ = £0.63939).

        The description of the Merger Agreement herein is qualified in its entirety by reference to the complete text of the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and incorporated herein by reference.

        The following is a notice of "short-form" merger that Delta Acquisition has included in the Offer to Purchase, a copy of which is included in the same package of materials in which you received this Statement.

Notice of Merger of Delta Acquisition Into Omega Pursuant to Maryland and Delaware Law

        Notice is hereby given by Delta Acquisition of the proposed merger of Delta Acquisition with and into Omega. Articles of Merger and a Certificate of Merger pursuant to which the Merger will become effective will be filed with the State Department of Assessments and Taxation of Maryland and the Secretary of State of the State of Delaware no earlier than September 5, 2002. This Notice is given pursuant to Section 3-106(d) of the Maryland General Corporation Law and Section 253 of the Delaware General Corporation Law and is conditioned upon the ownership by Delta Acquisition of 90% or more of the shares of Common Stock of Omega as of the Effective Time as specified in the Articles of Merger and Certificate of Merger, respectively.

Item 4.    The Solicitation or Recommendation.

  Recommendation of The Board Of Directors

        The Board of Directors appointed from its members a special committee (the "Special Committee"), which is described below under "Background of the Transaction", and at a meeting of the Special Committee on July 31, 2002, the Special Committee considered the Offer and the Merger and the transactions contemplated by the Merger Agreement and unanimously determined that the Offer and Merger are fair to and in the best interests of Omega and the holders of shares of Common Stock and determined that the Offer and Merger are advisable, and unanimously recommended that the Board of Directors approve the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby. At a meeting of the Board of Directors on July 31, 2002, the Board of Directors has unanimously (1) determined that the Offer and the Merger are fair to, and in the best interests of, Omega and its stockholders, (2) declared that the Offer and the Merger are advisable, and (3) approved the Offer, the Merger, the Stockholders Agreements, the Option Agreement and the Merger Agreement. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER AND THAT STOCKHOLDERS APPROVE THE OFFER, THE MERGER, THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

        The Offer to Purchase; the Letter of Transmittal; a letter to the stockholders of Omega; a letter to brokers, dealers, commercial banks, trust companies and other nominees; a letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees; a summary advertisement; and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits (a)(1) through (a)(7), respectively, and are incorporated herein by reference.

  Background of the Transaction

        The following discussion addresses the processes and deliberations undertaken by Omega from the time it determined to evaluate strategic alternatives through signing the Merger Agreement. Four Seasons and Omega have not engaged in any transaction during the past two years except as described below.

        In January 2000, the Board of Omega determined that the growth of its business, particularly that of PHFL, was becoming increasingly limited due to the lack of available equity capital. On February 23, 2000, Omega announced publicly that it had engaged UBS Warburg as its financial advisor to assist the company in evaluating a range of strategic alternatives to boost stockholder value. During the period from early March 2000 until mid-June 2000, approximately 80 potentially interested parties were contacted, consisting principally of healthcare finance companies, healthcare facility operators and venture and buyout firms, to determine if any had interest in pursuing investment opportunities with Omega. During this period, only four parties provided initial indications of interest in a transaction with Omega, and upon conducting further due diligence, each of those parties ultimately withdrew its interest.

        In June 2000, the Board of Omega reviewed its solicitation process with Omega's management and financial advisor. The solicitation process yielded limited interest in Omega as a result, based on feedback from the parties contacted, of the complex structure of the company, its diverse geographic operations, the relatively small size of the potential transaction in comparison to investment activities in other sectors of the economy at that time, lack of equity capital for real estate-related companies generally and in the healthcare sector in particular, and poor operating performance in the nursing home sector generally. As a result, the Board of Directors of Omega focused on a process for realizing the value of certain of its underlying investments, particularly PHFL. All of the outstanding debt owed to Omega by PHFL was due and payable as of December 31, 2000 (which date was subsequently extended to June 29, 2001). Omega owned and continues to own 33.375% of the outstanding ordinary shares of PHFL. The remaining ordinary shares of PHFL are owned by various third parties not controlled by Omega. Omega had also funded £15 million of PHFL's outstanding £20 million of subordinated debentures and regularly made temporary advances to PHFL to support its cash flow requirements.

        At a meeting of the Board of Directors of Omega on July 27, 2000, the Board elected James E. Eden, a director of Omega since its inception, as Chairman of the Board, replacing Robert L. Parker, who retired as Chairman. The Board of Directors also replaced Essel W. Bailey, Jr. as chief executive officer and president of Omega. Each of Mr. Parker and Mr. Bailey continued as directors.

        In late July 2000, Four Seasons approached Omega regarding Four Season's interest in acquiring the UK assets of Omega, including Omega's shares of PHFL. Thereafter, Four Seasons and Omega discussed the terms of a confidentiality agreement.

        On August 9, 2000, Four Seasons entered into a confidentiality agreement with Omega and was provided with a sale memorandum with respect to PHFL. Following its review of the sale memorandum, Four Seasons determined not to proceed.

        On August 14, 2000, Omega, as a shareholder of PHFL, agreed along with PHFL and other shareholders of PHFL, to an exclusive mandate with an affiliate of one of the PHFL shareholders (the "PHFL Agent") through October 31, 2000 to use all reasonable efforts to solicit offers from prospective purchasers for all of the securities of PHFL. The mandate of the PHFL Agent to solicit offers for PHFL was subsequently extended by Omega and all of the other parties thereto through February 28, 2001, although Omega's agreement to the extension was provided on a non-exclusive basis.

        In August 2000, pursuant to a request by Mr. Todd P. Robinson, the Board granted him and all other stockholders of Omega a waiver under the rights agreement of Omega to engage in discussions with all other stockholders of Omega for the purpose of presenting a proposal to the Board of Directors of Omega to acquire Omega. That waiver was initially granted through September 14, 2000, but was ultimately extended by the Board of Directors of Omega until February 15, 2001. In October 2000, Mr. Robinson notified Omega of his interest in the purchase of all of the common stock of Omega at a price of $3.10 per share. On October 6, 2000, the Board of Directors of Omega reviewed Mr. Robinson's proposal and noted that it contained several conditions and contingencies, including the need to obtain financing. The Board of Directors of Omega determined not to accept Mr. Robinson's proposal, but asked management to discuss with Mr. Robinson whether the proposal could be improved, including the certainty of his financing. Discussions were subsequently held with Mr. Robinson in late October 2000 concerning his indication of interest but no further proposal was received by Omega.

        In August 2000, PHFL requested that all creditors, including Omega, agree to extend the maturity dates on all loans of PHFL until June 29, 2001. Omega agreed to the extension of the maturity of its loans conditioned on the agreements of all other lenders to PHFL to the same extension, which were obtained.

        On October 27, 2000, Omega received a proposal from an institutional investment management firm in the United Kingdom ("Interested Party A") to acquire all of the outstanding securities of PHFL, as well as the ownership of Omega's other assets in the United Kingdom, principally Omega (UK) Limited ("Omega UK") (the wholly owned subsidiary of Omega which serves as property manager to PHFL) and Idun Health Care Limited ("Idun") (the wholly owned subsidiary of Omega which operates nursing homes in the United Kingdom and one of the major lessees of nursing homes from PHFL), all at a proposed purchase price of £42.5 million in cash. The October 2000 proposal from Interested Party A did not provide a breakdown of the purchase price allocated to each of the target companies, but specified that debt due to Omega from PHFL and due to another party (such other party's debt amounting to £5M) was included as part of the £42.5 million offer.

        At a meeting of the Board of Directors of Omega on November 1, 2000, the Board of Directors recognized that three directors of Omega, Messrs. Bailey, Parker and Thomas F. Franke, were also directors of PHFL and each of them and certain other directors had a potentially material financial interest in PHFL. With the advice of Company counsel, Mayer, Brown, Rowe & Maw, the Board of Directors formed the Special Committee consisting of James E. Eden, the Chairman of the Omega, and Anil Gupta, neither of whom were directors of PHFL or had any material financial interest in PHFL. The Special Committee was formed for the purpose of considering the terms of any transaction involving PHFL, including the proposal of Interested Party A, conducting such investigations and negotiations as the Special Committee determined appropriate with respect to any such proposed transaction and making a recommendation to the Board of Directors with respect thereto. The Special Committee was authorized to engage such advisors, including financial advisors and its own legal counsel, as it deemed appropriate to assist it in discharging its responsibilities. The Special Committee determined to engage UBS Warburg to act as its financial advisor and Ballard Spahr Andrews & Ingersoll, LLP to serve as its legal counsel. Between November 1, 2000 and July 31, 2002, the Special Committee met 45 times for an aggregate of more than 38 hours.

        By letter dated November 30, 2000, Interested Party A provided a revised indication of interest to Omega for all of PHFL, Omega (UK) and Idun at a proposed purchase price of £46 million. The November 30 letter specified that the allocated price to PHFL shares was £1.25 per share of PHFL (a total of approximately £13 million), with a total of approximately £31.3 million to be paid to Omega for its shares and warrants in PHFL and its debt in PHFL and for the other assets of Omega in the United Kingdom. The November 30 letter from Interested Party A was subject to a number of conditions, including a due diligence investigation satisfactory to Interested Party A, for which it was expected Omega would bear the expense, and the delivery by Omega of all PHFL shares and warrants which it did not own. Interested Party A executed a confidentiality agreement for the benefit of PHFL and Omega in October 2000 and commenced its due diligence investigation.

        The Special Committee of Omega responded to the indication of interest from Interested Party A in December 2000 by requesting an increase in the price proposed by Interested Party A and indicating that Omega would not accept a financing condition as well as other conditions of Interested Party A. In early December 2000, Omega referred the proposal by Interested Party A to the board of directors of PHFL to determine whether it would recommend the proposed purchase price for PHFL shares to its shareholders. In early February 2001, the board of directors of PHFL reported to Omega that it would act to recommend the proposal from Interested Party A upon the expiration of the mandate of the PHFL Agent on February 28, 2001. As a result, the indication of interest from Interested Party A could not be pursued until after that date. The mandate for the PHFL Agent expired on February 28, 2001 and was not renewed by Omega. No offers had been received pursuant to its terms.

        On March 1, 2001, Interested Party A made an offer to the board of directors of PHFL to acquire all of the ordinary shares and warrants in PHFL at a price of £1.25 per share. This offer also provided for the discharge of all indebtedness owed to Omega. On March 5, 2001, the PHFL board of directors informed Omega that it had unanimously recommended to proceed with the offer of Interested Party A. On March 7, 2001, the Board of Directors of Omega met and, based upon the recommendations of its Special Committee, determined to inform the board of directors of PHFL that Omega endorsed the proposal of Interested Party A and instructed the management of Omega to proceed to finalize the terms of the proposal by Interested Party A regarding Omega UK and Idun.

        On March 22, 2001, the board of directors of PHFL informed Omega that it had unanimously determined not to proceed with the offer from Interested Party A and instead to recommend an indicative non-binding expression of interest from a consortium of investors in the United Kingdom

("Interested Party B") to purchase all of the ordinary shares of PHFL at a price of between £1.54 and £1.70 per share, which was conditioned on, among other things, a due diligence investigation satisfactory to Interested Party B. The offer by Interested Party B, if consummated, would have resulted in repayment of all outstanding debt owed to Omega by PHFL, but required the purchase of Omega UK for a nominal amount (£1.00) and did not include any offer to purchase Idun. Gross proceeds of sale, excluding any proceeds from the sale of Idun, were approximately £30.2 million.

        By letter dated April 12, 2001, the board of directors of PHFL informed the shareholders of PHFL, including Omega, that it recommended acceptance of the offer by Interested Party B, which it indicated would result in a net payment of not less than £1.60 per share, and asked that at least 90% of the shareholders of PHFL provide irrevocable undertakings to accept the Interested Party B offer by no later than April 27, 2001. As a result of this action, Interested Party A was informed that PHFL would not recommend acceptance of its offer.

        On April 25, 2001, the Board of Directors of Omega met to discuss the proposal of Interested Party B and the requested acceptance of the offer by the board of directors of PHFL. Attending the meeting were representatives of the Special Committee's legal and financial advisors and counsel to Omega. The Special Committee reported that it had reviewed the offer with its legal and financial advisors. The Board of Directors also reviewed the terms of the offer with its legal and financial advisors and discussed the impending maturity of all of the debt of PHFL on June 30, 2001. Upon the recommendation of the Special Committee, the Board of Directors of Omega resolved to provide its consent to the proposal by Interested Party B as requested by the board of directors of PHFL.

        In early June 2001, Omega was informed that Interested Party B had withdrawn its conditional offer to acquire the shares of PHFL. Following that withdrawal, Omega commenced discussions with PHFL and the other creditors of PHFL regarding the repayment of the outstanding debt of PHFL or the extension of such debt.

        On June 21, 2001, the Special Committee met with representatives of the board of directors of PHFL to discuss proposals regarding the repayment of the indebtedness of PHFL owed to Omega. The parties also discussed the possible acquisition of PHFL by Omega. On June 29, 2001, Omega announced that it had been advised by PHFL that it would be unable to repay its outstanding indebtedness to Omega and its other creditors. The creditors of PHFL provided extensions of PHFL's debt to allow PHFL to continue to seek an accommodation with its creditors, including Omega, which would enable PHFL to repay or refinance its debt.

        At a meeting of the Board of Directors of Omega on July 25, 2001, Todd P. Robinson was elected as a Director and the chief executive officer of Omega. Mr. Robinson was also appointed to the Special Committee. The Special Committee, together with its financial advisor, met that day with representatives of the board of directors of PHFL and its financial advisor to discuss the possibility of an acquisition of PHFL by Omega. The parties agreed to continue these discussions and informed the other creditors of PHFL of the nature of these discussions to seek their forbearance from demanding repayment of their loans.

        Following the meeting on July 25, 2001, representatives of the Special Committee and the board of directors of PHFL continued to meet with their respective financial advisors to discuss the possibility of a business combination of the two companies. On August 27, 2001, Omega entered into a non-binding letter of intent with PHFL for a transaction in which Omega would acquire all of the outstanding shares and warrants of PHFL that it did not own in a one-for-one share exchange. The transaction was subject to a number of conditions, including approval of the Special Committee and Board of Directors of Omega and other necessary corporate approvals, receipt by Omega of a fairness opinion, the arrangement of new or extended financing for the business of PHFL, negotiation of definitive agreements and each party's satisfaction with its due diligence review of the other party. The creditors of PHFL agreed to withhold demand for re-payment of their indebtedness to permit the negotiation of the transaction to proceed.

        During the period following the execution of the letter of intent until late November 2001, representatives of Omega and PHFL continued their negotiations and due diligence reviews regarding a proposed transaction. During this period, the parties negotiated with the lenders to PHFL for a refinancing of the existing indebtedness. By mid-November 2001, the Special Committee had concluded, based upon, among other matters, its due diligence investigation of PHFL and the terms available for a refinancing of the indebtedness of PHFL, that a one-for-one share exchange with the shareholders of PHFL was not feasible. The representatives of PHFL responded that PHFL was not willing to discuss an acquisition on any basis other than a one-for-one share exchange, and discussions between PHFL and Omega therefore terminated at this point. On December 12, 2001, Omega announced that negotiations had terminated regarding a business combination with PHFL. Omega also announced that it had requested the directors of PHFL to call an extraordinary general meeting of the shareholders of PHFL for the purpose of passing a shareholders' resolution to reconstitute the board of directors of PHFL.

        Following the announcement by Omega on December 12, 2001, representatives of the Special Committee and representatives of the board of directors of PHFL held discussions to address the recent actions. On December 18, 2001, Mr. Robinson resigned as a Director and as chief executive officer of Omega. James E. Eden, Chairman of Omega, agreed to work with management of Omega to supervise and manage the affairs of the company. Omega and PHFL agreed to resume their negotiations regarding a possible business combination of PHFL and Omega. Omega also agreed to withdraw its requisition for an extraordinary general meeting of the shareholders of PHFL.

        In October 2001, Four Seasons contacted Omega to arrange a meeting between representatives of Four Seasons and Omega to discuss a possible transaction. No meeting took place at this time.

        Four Seasons again approached Omega in December 2001, expressing a renewed interest in acquiring Omega's assets in the United Kingdom, and on January 7, 2002, Omega entered into another confidentiality agreement with Four Seasons (superceding the August 9, 2000 confidentiality agreement) in order to provide Four Seasons with due diligence information with a view towards Four Seasons making a proposal for an acquisition of all or part of Omega and/or PHFL. On January 10, 2002, Four Seasons wrote a letter to Omega expressing its interest in pursuing a transaction but noting that it had not yet been provided with any information regarding PHFL.

        On January 10, 2002, Interested Party A submitted a written indicative non-binding offer to acquire all of PHFL and Omega's other assets in the United Kingdom. The proposal by Interested Party A totaled £31.7 million, with shares of PHFL being valued at 50 pence (a total of £5 million), and with Omega to receive a total of £23.4 million for its United Kingdom assets (approximately US $33.7 million). By letter dated January 12, 2002, the board of directors of PHFL indicated to Omega that the proposal by Interested Party A for the shares of PHFL was not acceptable and that it would only consider an offer in the range of £2.00 per share. Interested Party A made its proposal of 50 pence per PHFL share directly to PHFL by letter dated January 16, 2002, and by letter dated January 18, 2002, the board of PHFL informed Interested Party A that it would not recommend that offer to its shareholders.

        On January 10, 2002, Omega announced that Ronald S. Elder had been elected as acting chief executive officer of Omega.

        During January 2002, the Special Committee held meetings on January 14, January 22 and January 30 with its legal and financial advisors and with Omega management to review the terms of a possible acquisition of all of the shares and warrants of PHFL not owned by Omega. The Special Committee considered, among other things, the terms likely to be available for a refinancing of PHFL's debt, the risks in PHFL's business, including the stability of its tenants and the dilution to stockholders of Omega from a share acquisition. On the basis of that review, the Special Committee reported by letter on February 1, 2002 to PHFL that it could not recommend a share acquisition of PHFL unless the exchange ratio was less than one-half of one share of Omega common stock for each outstanding PHFL share not owned by Omega. The position of the Special Committee also was conditioned, among other things, on a restructuring of the indebtedness of PHFL and receipt of necessary corporate approvals.

        On January 23, 2002, Four Seasons wrote a letter to Omega stating that, although PHFL had still not provided Four Seasons access to due diligence information for PHFL, it remained interested in proceeding with a cash offer for all of the shares of PHFL and for the other assets of Omega in the United Kingdom.

        On February 4, 2002, PHFL responded by letter to the report of the Special Committee and continued to insist on a one-for-one share exchange. The advisors to each respective party held discussions regarding the financial prospects for each enterprise. Following a meeting of the Special Committee with its advisors on February 5, 2002, the Special Committee asked its financial advisor to meet again with the financial advisor of PHFL to discuss financial matters. In early February 2002, the board of directors of PHFL also instructed Omega UK that no funds could be disbursed on behalf of PHFL without the authorization of a member of the board of directors of PHFL, including authority for the payment of fees due to Omega UK and interest on indebtedness of PHFL due to Omega, which were currently in arrears. The board of PHFL also stated that it had given notice of termination of the advisory agreement between PHFL and Omega UK effective as of November 20, 2002, and would commence the process of appointing other financial advisors to take over the functions provided by Omega UK.

        On February 10, 2002, the Board of Directors of Omega elected Ronald S. Elder as chief executive officer of Omega on a full-time basis and as a Director of Omega. Mr. Elder was also appointed by the Board of Directors of Omega to the Special Committee and was made its Chairman. As of February 11, 2002, Essel W. Bailey, Jr. resigned as a member of the Board of Directors of Omega, and following his resignation there were no remaining members of the Board of Directors of Omega who also served on the board of PHFL.

        On February 14, 2002, Four Seasons entered into a confidentiality agreement with PHFL in order to gain access to information with respect to PHFL. Following execution of the confidentiality agreement, Four Seasons continued is due diligence process, including a review of the information provided by Idun and PHFL.

        The Special Committee of the Board of Directors of Omega held meetings on February 11, February 13, February 19 and February 21 of 2002 with its legal and financial advisors and counsel to Omega to discuss and review the possible transaction with PHFL, including the results of discussions with PHFL's advisors. In conjunction with this review, the Special Committee discussed and evaluated the proposals received from Four Seasons and Interested Party A. As a result of these meetings and discussions, the Special Committee made a final proposal to the board of directors of PHFL on February 25, 2002 for an acquisition of the shares of PHFL with an exchange ratio of one-quarter of one share of Omega common stock for each outstanding PHFL share not owned by Omega. That proposal was rejected by the board of directors of PHFL by letter dated February 26, 2002. At a meeting of the Board of Directors of Omega on February 27, 2002, the Special Committee reported to the Board that its final offer for an exchange of shares with PHFL shareholders had been rejected by PHFL. Attending the meeting were representatives of the Special Committee's legal and financial advisors and counsel to Omega. After a discussion of the results of negotiations with PHFL, the Board of Directors of Omega agreed that Omega should terminate discussions on a business combination with PHFL. The Board of Directors discussed the offers received from Four Seasons and other parties. The

Special Committee gave its unanimous recommendation that those offers be pursued immediately and the Board of Directors concurred.

        On February 27, 2002, Four Seasons delivered to Omega a written proposal to acquire (i) all PHFL shares and warrants exercisable for PHFL ordinary shares owned by Omega, (ii) all debt owed by PHFL to OWI and (iii) all other assets of Omega in the United Kingdom, including Omega (UK) and Idun, for £26 million (approximately US$36.84 million). Four Seasons indicated it was making a proposal simultaneously to the board of PHFL to acquire PHFL's other ordinary shares and warrants exercisable for ordinary shares not owned by Omega. Four Seasons' proposal was made subject to completing due diligence, but was not subject to any financing condition. The letter from Four Seasons specified that its proposal must be accepted by March 4, 2002 and required a period of exclusive negotiations for five weeks while Four Seasons completed its due diligence. Four Seasons also stated that if the offer was accepted but not completed and another third-party offer was accepted by Omega within eight months following acceptance of the Four Seasons' offer, Four Seasons would require reimbursement for all of its costs incurred in its due diligence investigation.

        Following the February 27, 2002 meeting of the Board of Directors of Omega, Omega informed Four Seasons that it was interested in pursuing further discussions with Four Seasons regarding its proposal. Omega expressed its concern, however, regarding the condition to the proposal relating to the simultaneous PHFL offer.

        By letter dated March 4, 2002, Four Seasons indicated that it would extend the period for acceptance of its proposal, but that it would withdraw its proposal if an agreement was not reached quickly.

        On March 7, 2002, the Special Committee met to discuss the status of the Four Seasons offer and alternatives for obtaining the support of PHFL for a sale. Attending the meeting were representatives of Omega management, the Special Committee's legal and financial advisors and counsel to Omega. Omega management reported that it believed it could obtain irrevocable consents from holders of a majority of the shares of PHFL supporting a sale at a price of £1.35 per PHFL share or above. Omega management also reported that the other creditors of PHFL indicated their support for a sale and in particular the Four Seasons offer. The Special Committee then recommended to the Board of Directors of Omega that the Four Seasons offer be negotiated and accepted if it was at least £1.35 per PHFL share, that Omega management be authorized to requisition an extraordinary general meeting of the shareholders of PHFL for purposes of reconstituting the board of PHFL and that Omega obtain irrevocable proxies from a majority of the shareholders of PHFL demanding a sale. Immediately following the Special Committee meeting on March 7, 2002, the Board of Directors of Omega held a meeting and resolved to accept the recommendations of the Special Committee.

        On March 11, 2002, Omega received a letter from an international investment firm ("Interested Party C") proposing to acquire all of the outstanding PHFL shares and warrants owned by Omega, all indebtedness due to Omega from PHFL and the ownership of Omega UK, for an aggregate consideration of £22.5 million (approximately US $32 million) payable in cash. The offer of Interested Party C was explicitly conditioned on, among other things, confirmatory due diligence of the accuracy of the financial statements of PHFL and Omega UK, Idun agreeing to specified rent deposit increases under its leases with PHFL, extension of the other existing indebtedness of PHFL on terms satisfactory to Interested Party C, execution of agreements satisfactory to Interested Party C from other shareholders which would assure Interested Party C of owning a majority of the PHFL shares post-acquisition and a period of exclusivity of sixty days from the date of the letter.

        On March 12, 2002, Omega responded to Interested Party C that it was not prepared to accept the offer. Omega expressed its concern to Interested Party C that the offer did not include Idun and therefore the value of Idun as a separate asset could be diminished. Interested Party C responded in writing on March 13, 2002 and indicated that it was considering revisions to its offer to include Idun, but that it would need additional information on the status and prospects of Idun. Omega proceeded to supply Interested Party C with the requested information concerning Idun.

        On March 14, 2002, the Special Committee of the Board of Directors of Omega convened a meeting. Counsel to the Special Committee and counsel to Omega participated in the meeting. The Special Committee reviewed the status of the discussions with Four Seasons and the prospects for obtaining the cooperation of PHFL with respect to an offer from Four Seasons. The Special Committee then reviewed the terms and conditions of the offer from Interested Party C and noted in particular the conditions in such offer and its failure to include Idun. The Special Committee confirmed its conclusion to continue discussions with Four Seasons with the goal of executing a letter of intent which would be completed in conjunction with PHFL's agreement to a transaction with Four Seasons. The Special Committee confirmed that Omega management should act to requisition the extraordinary general meeting of shareholders of PHFL if such agreement from PHFL was not forthcoming.

        On March 21, 2002, the Board of Directors of Omega met to discuss the status of pending offers. Omega management, counsel to the Special Committee and counsel to Omega participated in the meeting. Omega management reported that Omega had confirmed agreement on the offer from Four Seasons if PHFL entered into an agreement with Four Seasons in relation to the remainder of PHFL's shares. Omega management also reported that Interested Party A remained interested in acquiring the UK businesses, but was not prepared to increase its offer.

        On March 29, 2002, each of the Special Committee and the Board of Directors of Omega convened meetings to review the status of the pending offers. Omega management, counsel to the Special Committee and counsel to Omega participated in both meetings. The Special Committee discussed the lack of progress with respect to an agreement by PHFL to accept the Four Seasons offer. Omega management also reported that Four Seasons had concluded that Four Seasons would not be able to reach agreement with the existing Board of Directors of PHFL and that Four Seasons was now willing to make an offer for Omega itself. Omega management had also been informed by Interested Party C that it would also make an offer for Omega itself. The Special Committee unanimously recommended to the Board of Directors that it direct the filing of the requisition for the extraordinary general meeting of shareholders of PHFL. The Board of Directors accepted the recommendation and directed Omega management to file the requisition. The Board of Directors of Omega discussed potential candidates for the board of directors of PHFL to replace the existing directors at the extraordinary general meeting. The consensus of the Board of Directors of Omega was to ask other large shareholders of PHFL, including OHI, if they wished to nominate individuals. The Board of Directors of Omega also discussed the advantages of an offer for all of Omega rather than just its ownership in PHFL and other assets in the United Kingdom and the Board of Directors of Omega agreed to encourage such offers from all interested parties.

        Following the March 29, 2002 meeting of the Omega Board of Directors, Omega management and representatives of the Special Committee's financial advisor continued to have discussions with each of Four Seasons and Interested Party C. The meetings addressed with each party the due diligence requirements and exclusivity requests, sources of financing, the conditionality of the proposals and the ability of the party to make an offer for all of Omega. Four Seasons stated that the requisite funding for the proposal would be provided by Barclays Bank PLC and investment funds advised by Alchemy Partners LLP. Interested Party C indicated it expected to arrange for infusions of equity and debt financing to support its offer.

        On April 2, 2002, Omega filed a request with the board of directors of PHFL to call an extraordinary general meeting of the shareholders of PHFL for the passing of a shareholder resolution to reconstitute the board of directors of PHFL. Omega's requisition requested that the extraordinary general meeting be held in three weeks, the minimum notice period for such a meeting. The board of directors of PHFL subsequently announced that it had scheduled the meeting for May 31, 2002, the latest time for holding such a meeting.

        On April 5, 2002, Four Seasons submitted a revised proposal to Omega. Four Seasons proposed to acquire 100% of Omega's outstanding shares of common stock and indicated that, at that time, it would be prepared to pay not less than $3.60 per share in cash. The revised proposal stated that the requisite funding would be provided by Barclays Bank PLC and investment funds advised by Alchemy Partners LLP. The proposal was conditioned on, among other things, its satisfaction with the results of its due diligence review of Omega and its subsidiaries and associated companies, including PHFL and each of Principal Healthcare Finance Trust and Omega (Australia) Pty Limited, Omega's subsidiaries in the Australian and New Zealand nursing home businesses. Four Seasons' proposal also was conditioned on obtaining satisfactory comfort during the due diligence process that, if it were to make an offer for the ordinary shares of PHFL at a price of not less than £1.40 per PHFL share, PHFL shareholders representing at least two-thirds of the outstanding shares of PHFL would accept the offer. Four Seasons also required an exclusivity period to conduct the due diligence. In its letter, Four Seasons stated its preference for an acquisition of Omega's interest in PHFL and certain other assets that would be conditioned on an acquisition of the remaining shares and warrants of PHFL, but expressed concern that in the present circumstances it did not seem possible to obtain an exclusivity period for negotiations with, or sufficient comfort as to the likely support for such an offer from, other shareholders of PHFL.

        On April 5, 2002, Omega also received a new proposal from Interested Party C to acquire all of the outstanding common stock of Omega at a price of $2.85 per share in cash. The proposal of Interested Party C required Omega to agree to a five-week exclusivity period during which Interested Party C would conduct its due diligence, and the proposal was conditioned on, among other things, completion of such due diligence to the satisfaction of Interested Party C. The offer by Interested Party C provided that in the event that, upon completing its due diligence, Interested Party C declined to proceed with the transaction absent renegotiation, and the transaction did not proceed, then Omega would be required to pay to Interested Party C its reasonable costs and expenses up to $1.5 million; in addition, if Omega breached its exclusivity obligation to Interested Party C or wished to proceed with another offer after the exclusivity period, Omega would also be required to pay an additional $1.5 million to Interested Party C. Interested Party C's offer did not include a financing condition, but did not identify the sources of its cash.

        On April 5, 2002, the Board of Directors of Omega met to discuss the offers from Four Seasons and Interested Party C. Attending the meeting were representatives of the Special Committee's legal and financial advisors and counsel to Omega. The financial advisor indicated that, as requested by the Special Committee, it had contacted Interested Party A, and Interested Party A indicated it might increase its offer for PHFL shares to £1.00 per share. The Board of Directors evaluated the offers based upon indicated price, financing commitments, and the indicated conditions to the offer. The Board of Directors of Omega requested the financial advisor to contact Interested Party A and Interested Party C to seek improvements in those offers, but otherwise to seek to have Four Seasons commence full diligence.

        Four Seasons informed Omega that PHFL and Four Seasons entered into an exclusivity arrangement on April 8, 2002.

        On April 9, 2002, Omega entered into a letter agreement with Four Seasons whereby Four Seasons agreed to commence detailed due diligence and Omega agreed to work exclusively with Four Seasons through a date not later than May 6, 2002, subject to extension by two weeks if, at such date, Four Seasons confirmed its commitment to make an offer on the proposed terms. Omega's exclusivity commitment was explicitly subject to the duties of the Directors of Omega under applicable law regarding any bona fide unsolicited offers. The letter agreement provided that if Four Seasons were to make offers for Omega and PHFL as provided in the February 27, 2002 letter, and Omega's stockholders or PHFL's shareholders rejected such offers, then Omega would be required to pay to Four Seasons its costs and expenses in conducting its due diligence up to £500,000.

        Following execution of the April 9, 2002 letter agreement, Four Seasons proceeded with its due diligence investigation of Omega and all of its associated entities, and counsel to each of Four Seasons and Omega commenced discussions on the structure of a transaction for the acquisition of Omega.

        On April 26, 2002, Omega received a written proposal from a consortium of investors which included United Kingdom investment firms and a healthcare company ("Interested Party D"). The letter from Interested Party D proposed to acquire all of the outstanding common stock of Omega at a cash price of between $3.00 per share and $3.25 per share. The proposal was conditioned on five to six weeks' due diligence investigations. The proposal also indicated that adequate financing was available to complete the transaction.

        On April 29, 2002, Interested Party C delivered a revised proposal to Omega to acquire all of the outstanding shares of common stock of Omega at a price of $3.00 per share in cash. The conditions and requirements, including exclusivity of negotiations, were substantially identical to those specified in the proposal made by Interested Party C by letter on April 5, 2002.

        Omega informed each of Interested Party C and Interested Party D that Omega was not currently in a position to discuss their offers and would contact them subsequently if it were in a position to do so.

        On May 2, 2002, the Board of Directors of Omega convened a meeting. Attending the meeting were representatives of Omega management, the Special Committee's legal and financial advisors and counsel to Omega. The Board reviewed with Omega management and the advisors the due diligence processes with Four Seasons, the prospects for Four Seasons confirming its offer for all of the shares of Omega and the terms of the offers received from Interested Party C and Interested Party D.

        On May 6, 2002, Four Seasons delivered a letter to Omega confirming its continued willingness to enter into definitive agreements for a proposed acquisition of Omega substantially on the terms and subject to the conditions set forth in its April 5, 2002 letter and the April 9, 2002 letter agreement. Four Seasons' letter explained that it was continuing its due diligence investigation and required several areas of additional information. By letter dated May 8, 2002, Omega confirmed that on the basis of the May 6, 2002 letter from Four Seasons, the due diligence period for Four Seasons was extended by two weeks.

        On May 15, 2002, counsel to Four Seasons distributed an initial draft of a merger agreement to Omega and its counsel setting forth the proposed terms of an acquisition of Omega by Four Seasons and its subsidiary, Delta Acquisition, through a cash tender offer and subsequent merger.

        Between May 15, 2002 and July 31, 2002, Four Seasons, Omega and their respective legal and financial advisors engaged in negotiations with respect to the terms and conditions of the proposed merger agreement. Material issues discussed and negotiated by the parties were the degree to which the representations, warranties and covenants of Omega would include matters pertaining to PHFL and Omega's Australian interests, the terms under which the tender offer would be commenced and the conditions to which it would be subject, the ability of Omega to consider other proposals from third parties and terminate the merger agreement, the terms upon which Four Seasons would be entitled to payment of a break-up fee and reimbursement of its expenses in the event the merger agreement was terminated, the terms and conditions upon which either party could terminate the merger agreement and certain covenants applicable to the parties between the execution of the merger agreement and the consummation of the merger. Four Seasons also requested as a condition of its offer that OHI agree to sell to Four Seasons the Preferred Shares of Omega which OHI owned and that the Directors and officers of Omega, as well as certain large stockholders of Omega, commit to tender their shares of

Omega common stock in the tender offer. During this time, Four Seasons continued its due diligence investigation.

        On May 21, 2002, each of the Special Committee and the Board of Directors of Omega held meetings. Attending the meetings were representatives of the Special Committee's legal and financial advisors and counsel to Omega. The Directors were informed of the status of the due diligence review by Four Seasons and certain issues that had been raised by Four Seasons which required further investigation. The Directors were also informed that Four Seasons reported its due diligence investigation of PHFL was proceeding slowly. The Special Committee recommended, and the Board of Directors unanimously resolved, to extend the exclusivity period of Four Seasons until June 7, 2002.

        On May 28, 2002, each of the Special Committee and the Board of Directors of Omega held meetings. Attending the meeting were representatives of the Special Committee's legal and financial advisors and counsel to Omega. The Board discussed the progress of the Four Seasons transaction and the extraordinary general meeting of shareholders of PHFL to be held on May 31, 2002.

        On May 31, 2002, the extraordinary general meeting of the shareholders of PHFL was convened for the purpose of reconstituting the board of directors of PHFL. The chairman of the meeting, a current director of PHFL, sought to adjourn the meeting without a vote of the shareholders of PHFL on the reconstitution of the board of directors of PHFL. Over 70% of PHFL shareholders voted against the motion of the chairman and continued the meeting following the departure of the chairman from the meeting. Shareholders of PHFL proceeded to vote for the removal of the incumbent board and the appointment of two nominees of Omega and one nominee of OHI, and by a sufficient majority the incumbent directors were removed and the nominees were appointed to the board of PHFL. These actions resulted in uncertainty regarding the proper composition of PHFL's board of directors. During the period from May 31, 2002 through July 15, 2002, Omega and PHFL sought to resolve this uncertainty. After negotiations between certain shareholders of PHFL, including Messrs. Bailey and Parker, Omega and OHI, an extraordinary general meeting of PHFL shareholders was held on July 15, 2002, and the shareholders of PHFL elected four individuals as directors of PHFL, two former incumbent directors and one nominee of each of Omega and OHI.

        On June 19, 2002, Four Seasons delivered a revised proposal to Omega providing that it was prepared to pay a price of $3.30 per share for all of the outstanding common stock and to cash out all options to acquire common stock of Omega on the basis of the difference between $3.30 and the exercise price of the options. The proposal from Four Seasons was conditioned on the acquisition by an affiliate of Four Seasons of all of the shares and warrants of PHFL not owned by Omega. Four Seasons informed Omega that its financing sources now required that it acquire at least 90% of the shares and warrants of PHFL as a condition to funding, and therefore Four Seasons now required such acceptances as a condition of the proposed PHFL acquisition and the proposed acquisition of Omega. Four Seasons' revised proposal also required that OHI agree to the sale of the Preferred Shares of Omega at a price equal to its liquidation preference plus accrued dividends and that Four Seasons receive irrevocable commitments from certain Omega stockholders to tender their shares of Omega's common stock in the proposed tender offer. In discussions between Four Seasons and Omega and their respective advisors which followed delivery of the June 19, 2002 letter, Four Seasons explained that it had decreased the price it was willing to offer based upon several matters uncovered in its due diligence, including its assessment of the value of Omega's Australian interests and the tax consequences it determined would be applicable upon a sale of such interests, the tax costs of Omega's ownership in PHFL, as well as certain additional costs and liabilities.

        On each of June 20, 2002 and July 3, 2002, the Board of Directors of Omega convened a meeting. Attending each of the meetings were representatives of the Special Committee's legal and financial advisors and counsel to Omega. The Board of Directors discussed the Four Seasons offer received by letter dated June 19, 2002 and the status of negotiations with Four Seasons on the definitive agreements. The Board of Directors of Omega also reviewed the status of the composition of the board of directors of PHFL and alternatives for bringing that process to conclusion.

        On June 28, 2002, Four Seasons contacted both the original incumbent directors of PHFL and the directors who were nominated as replacement directors at the May 31, 2002 extraordinary general meeting and proposed to work with each set of directors to arrive at definitive documentation and to obtain the recommendation of the PHFL board for the Four Seasons transaction and the irrevocable commitment of the holders of the shares and warrants of PHFL.

        On July 19, 2002, the Board of Directors of Omega convened a meeting. Attending the meeting were representatives of the Special Committee's legal and financial advisors and counsel to Omega. Counsel reviewed with the Directors their duties in considering the Four Seasons transaction. Counsel then provided an overview of the terms and structure of the transaction, including the terms of the Merger Agreement and the provisions of the Tender and Option Agreements and Irrevocable Proxies which Four Seasons requested of certain Omega stockholders.

        From July 19, 2002 through July 31, 2002, negotiations continued to finalize the terms and conditions of the offer by Four Seasons for each of Omega and PHFL. On July 23, 2002, the Special Committee of the Board of Directors held a meeting. Attending the meeting were representatives of the Special Committee's legal and financial advisors and counsel to Omega. The Special Committee discussed with its advisors the negotiations of the Four Seasons transaction and determined to seek an increase in the proposed price to be paid to Omega's stockholders. As a result of such negotiations, Four Seasons agreed to increase the price it would be willing to pay to $3.32 per share. Four Seasons continued to hold discussions with PHFL and its advisors and agreed to a final offer price of £1.85 per PHFL share (less approximately nine pence per share as a reduction for costs), conditioned on acceptance by the holders of at least 90% of the PHFL shares and warrants. Four Seasons also conditioned completion of the Omega offer on the settlement or satisfaction of pending claims against Omega by Messrs. Bailey and Robinson. Mr. Bailey's claims related primarily to his termination as chief executive officer. Mr. Robinson's claims related primarily to his remuneration during his term as chief executive officer.

        On July 23, 2002, Interested Party C delivered to Omega a revised proposal to acquire all outstanding shares of the Common Stock of Omega pursuant to a cash merger of a price of $3.50 per share. The conditions and requirements, including a five-week period of exclusivity, were substantially identical to those specified in the prior proposals made by Interested Party C by letters dated April 5, 2002 and April 29, 2002.

        On July 24, 2002, the Special Committee and the Board of Directors of Omega held meetings. Attending the meetings were representatives of the Special Committee's legal and financial advisors and counsel to Omega. The Directors reviewed the terms of the Four Seasons transaction, including the increase in price to $3.32 per share as well as the remaining conditions to be completed, including the resolution of claims by Mr. Bailey and Mr. Robinson. The Directors also reviewed with the advisors the new proposal from Interested Party C. The Board discussed the increase in the proposed price and the conditions set forth in the proposal, including due diligence requirements and a break-up fee of up to $3 million in the event Interested Party C decided not to proceed after completing its due diligence. The financial advisor was instructed to contact Interested Party C regarding the conditions to its proposal and the timing and certainty with which it could proceed.

        On July 25, 2002, the Special Committee and the Board of Directors of Omega held meetings. Attending the meetings were representatives of the Special Committee's legal and financial advisors and counsel to Omega. The financial advisor reported that, in accordance with its instructions, it had contacted Interested Party C regarding its most recent proposal. The members of the Special Committee and the other Directors reviewed the timeframe involved in that proposal, the due diligence requirements, possible price adjustments, the uncertainty of financing or completion and the break-up fee requirements as well as the likely loss of the Four Seasons offer by pursuing the offer of Interested Party C. The Board of Directors, upon the recommendation of the Special Committee, instructed the financial advisor to inform Interested Party C that Omega would not be interested in pursuing its proposal unless the conditions to its offer were substantially eliminated.

        During the period from July 26, 2002 through July 30, 2002, the Special Committee of the Board of Directors met on two occasions. The meetings included representatives of the Special Committee's legal and financial advisors. Counsel to Omega participated in part of the meetings. Also during the period from July 26, 2002 through July 30, 2002, the Board of Directors of Omega convened six meetings. Attending these meetings were members of Omega management, representatives of the Special Committee's legal and financial advisors and counsel to Omega. At these meetings, Omega's counsel reviewed with the Board of Directors of Omega its duties under applicable law with respect to the proposed transaction. The Board also reviewed and addressed the remaining issues on the Four Seasons transaction, the status of irrevocable commitments from the shareholders of PHFL to fulfill the condition that 90% of the shares of PHFL be delivered, the status of irrevocable commitments from certain large stockholders of Omega, including OHI's commitments to sell the Preferred Shares, related documentation and negotiations of settlements of the claims of Mr. Bailey and Mr. Robinson.

        On July 31, 2002, the Special Committee met to consider the proposed transaction with Four Seasons. Attending the meeting were representatives of UBS Warburg and Ballard Spahr Andrews & Ingersoll, LLP. The Special Committee discussed with its advisors the conclusion of the negotiations with all parties and the terms of the final documentation with Four Seasons. Also at such meeting, UBS Warburg rendered to the Special Committee an oral opinion (which opinion was confirmed by delivery of a written opinion dated July 31, 2002) to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in the opinion, the $3.32 per share cash consideration to be received in the Offer and the Merger by holders of Common Stock (other than Four Seasons, Delta Acquisition and their respective affiliates) was fair, from a financial point of view, to such holders. Following further discussion, the Special Committee unanimously resolved that the Offer and the Merger were fair to and in the best interests of Omega and the holders of Common Stock and determined that the Offer and Merger were advisable, and unanimously recommended that the Board of Directors of Omega approve the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby.

        On July 31, 2002, following the meeting of the Special Committee, the Board of Directors of Omega met to consider the proposed transaction with Four Seasons. Attending the meeting were members of Omega management and representatives of UBS Warburg, Mayer, Brown, Rowe & Maw and Ballard Spahr Andrews & Ingersoll, LLP. The Board discussed with the advisors the conclusion of the negotiations with all parties and the terms of the final documentation with Four Seasons. Omega management confirmed to the Board of Directors of Omega that shareholders of PHFL owning over 90% of the outstanding shares of PHFL (not including Omega) had executed irrevocable consents to tender their shares of PHFL pursuant to the PHFL Offer. The Chairman of the Special Committee, Mr. Elder, provided to the Board of Directors of Omega the recommendation of the Special Committee that the Board of Directors of Omega approve the Offer, the Merger, and the Merger Agreement and the transactions contemplated thereby. Also at the meeting, upon request, UBS Warburg rendered to the Board of Directors an oral opinion (which opinion was confirmed by delivery of a written opinion dated July 31, 2002) to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in the opinion, the $3.32 per share cash consideration to be received in the Offer and the Merger by holders of Common Stock (other than Four Seasons, Delta Acquisition and their respective affiliates) was fair, from a financial point of view, to such holders. Following further discussion, the Omega Board of Directors, by unanimous vote: (i) determined that each of the Offer and the Merger was fair to, and in the best interests of, the Company and the holders of Shares, (ii) declared that the Offer and the Merger were advisable, (iii) approved the Offer, the Merger, the Stockholders Agreements, the Option Agreement and the Merger Agreement in accordance with the provisions of the MGCL, (iv) recommended acceptance of the Offer and approval of the Merger, the Merger Agreement and the transactions contemplated thereby by the stockholders of the Company, and (v) resolved to make inapplicable to the Offer, the Merger, the Stockholders Agreements and the Merger Agreement and to the transactions contemplated thereby certain Maryland anti-takeover statutes and Omega's Rights Agreement and the Rights.

        On July 31, 2002 and August 1, 2002, representatives of Omega, PHFL, Delta Acquisition, Principal Healthcare Finance Investments (Guernsey) Limited (Four Seasons' affiliate making the PHFL Offer) and Four Seasons and their respective advisors met or communicated by telephone to finalize certain technical aspects of the transaction documents. In the early morning of August 1, 2002, irrevocable undertakings to accept the PHFL Offer were received from holders of more than 99% of the PHFL shares and 80% of the PHFL warrants and Omega, Four Seasons and Delta Acquisition executed the Merger Agreement and issued a joint press release announcing the proposed acquisition.

Reasons for the Recommendation

        In making its recommendation to Omega's stockholders with respect to the Offer and the Merger, the Board of Directors and the Special Committee considered a number of factors, the material of which were the following:

  (1)
  The terms and conditions of the Offer, the Merger and the Merger Agreement, including (a) the price to be paid in the Offer and the Merger and (b) that the transaction would be structured as a tender offer to enable Omega's stockholders to obtain cash for their shares of Common Stock at the earliest possible time.

  (2)
  The Board's belief that the Offer represents an attractive and immediate opportunity for Omega's stockholders to receive fair value in cash for their investment.

  (3)
  Omega's industry profile, including an analysis of Omega's competitive position, business, financial condition, results of operations, current business strategy and future prospects, including, without limitation, the prospects for obtaining debt or equity financing necessary to continue Omega's growth plans.

  (4)
  The fact that Omega had spent over two years exploring Omega's strategic options and that as a result of this process no third party other than Four Seasons had presented Omega with a firm offer that the Board felt was in the best interests of Omega and its stockholders.

  (5)
  A review of the possible alternatives to the Offer and the Merger and the range of possible benefits and risks to Omega's stockholders of such alternatives and the timing and likelihood of actually accomplishing any such alternatives.

  (6)
  The fact that the transactions contemplated by the Offer and Merger are not conditioned upon the receipt of financing. The Board favorably assessed Four Seasons' ability to cause the Offer and the Merger to be consummated given the nature and sources of funds available to Four Seasons and its affiliates.

  (7)
  The historical and current market prices of, and recent trading activity in, the shares of Common Stock, and the fact that the $3.32 per share of Common Stock in cash to be paid in the Offer and the Merger represents a premium of approximately 51% over the closing price of the shares of Common Stock on July 31, 2002, the last trading day prior to the public announcement of the Merger Agreement.

  (8)
  The opinion of UBS Warburg to the Special Committee and the Board of Directors as to the fairness, from a financial point of view, of the $3.32 per share cash consideration to be received in the Offer and the Merger by holders of Common Stock (other than Four Seasons,

    Delta Acquisition and their respective affiliates). The full text of UBS Warburg's written opinion dated July 31, 2002, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS Warburg, is attached hereto as Annex A and is incorporated herein by reference. UBS Warburg's opinion is directed only to the fairness, from a financial point of view, of the $3.32 per share cash consideration to be received in the Offer and the Merger by holders of Common Stock (other than Four Seasons, Delta Acquisition and their respective affiliates) and does not address any other aspect of the Offer or the Merger. UBS Warburg's opinion does not address the relative merits of the Offer and the Merger as compared to other business strategies or transactions that might be available with respect to Omega or Omega's underlying business decision to effect the Offer and the Merger, and UBS Warburg's opinion is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender shares of Common Stock pursuant to the Offer or as to any other actions to be taken by stockholders in connection with the Offer or the Merger. Holders of Common Stock are encouraged to read such opinion carefully in its entirety.

  (9)
  The Board also considered provisions in the Merger Agreement that would allow the Board to consider and, under certain circumstances, pursue an unsolicited alternative proposal from a third party, including the termination provisions, the "no solicitation" provisions, the expenses payable to Four Seasons and the conditions precedent to payment of such expenses, and the termination fee payable to Four Seasons and the conditions precedent to payment of such termination fee. The Merger Agreement prohibits Omega from soliciting alternative proposals, but does not prohibit Omega from considering unsolicited proposals which have a higher value than contained in the Merger Agreement that are not contingent on any financing and which are reasonably capable of being consummated, negotiating with the parties submitting such proposals or furnishing such third parties with information about Omega under certain circumstances. The Merger Agreement permits Omega, subject to certain conditions and the payment to a termination fee of $2.5 million, to terminate the Merger Agreement if an alternative proposal is received from a third party and not matched by Four Seasons. The Board concluded that the amount of such fee would not prevent a third party from making a transaction proposal that was materially more favorable to the stockholders.

        The Board also considered certain countervailing factors in its deliberations concerning the Merger Agreement, the Offer and the Merger. The most significant of these factors considered by the Board was that the consummation of the Offer and the Merger would eliminate the opportunity of the shareholders to participate in any future growth in the value of Omega. The Board believed that this loss of opportunity was appropriately reflected in the $3.32 per share price to be paid in cash in connection with the Offer and the Merger. The Board acknowledged that the Offer and the Merger is a taxable transaction and, as a result, holders of shares of Common Stock will be required to pay taxes on any gain as a result of their receipt of the cash consideration in the transaction. In addition, the Board considered the significant costs and substantial management time involved in connection with completing the Offer and the Merger.

        The foregoing discussion of factors considered by the Board is not meant to be exhaustive but includes the material factors considered by the Board in approving the Merger Agreement and the transactions contemplated thereby and in recommending that Omega's stockholders tender their shares of Common Stock pursuant to the Offer. The Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, different members of the Board may have given different weights to different factors.

  Intent to Tender

        Information concerning the intent to tender of each of Omega's executive officers, directors and certain large stockholders is set forth in "Item 3. Past Contacts, Transactions, Negotiations and Agreements" above.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used.

        Omega has retained UBS Warburg to act as the Special Committee's exclusive financial advisor in connection with the Offer and the Merger. Pursuant to the terms of UBS Warburg's engagement, Omega has agreed to pay UBS Warburg for its financial advisory services upon completion of the Offer and the Merger an aggregate fee of $850,000. Omega also has agreed to reimburse UBS Warburg for reasonable expenses, including reasonable fees and expenses of its legal counsel, and to indemnify UBS Warburg and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of UBS Warburg's engagement. UBS Warburg and its affiliates in the past have provided services to Omega unrelated to the Offer and the Merger, for which services UBS Warburg and its affiliates have received compensation. In the ordinary course of business, UBS Warburg and its affiliates may actively trade or hold the securities of Omega and certain of its affiliates for their own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        Neither Omega nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

Item 6.    Interest in Securities of the Subject Company.

        Except for regular purchases made pursuant to Omega's employee benefit plans, no transactions in Common Stock have been effected by Omega or, to Omega's knowledge, by any executive officer, director, affiliate or subsidiary of Omega during the last 60 days.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as described or referred to in this Statement or the Offer to Purchase, to Omega's knowledge, no negotiation is being undertaken or engaged in by Omega that relates to or would result in (i) a tender offer or other acquisition of the Common Stock by Omega, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization, or liquidation, involving Omega or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of Omega or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Omega. Additionally, the information set forth in "Item 11. Purpose of the Offer; Plans for the Company; Certain Agreements" in the Offer to Purchase is incorporated herein by reference.

        Except as described or referred to in this Statement, to Omega's knowledge, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts entered into in response to the Offer that would relate to one or more of the matters referred to in this Item 7.

Item 8.    Additional Information.

        The Information Statement pursuant to Rule 14f-1 attached hereto as Annex B is being furnished to the stockholders of Omega in connection with the possible designation by Delta Acquisition of persons to the Board of Directors other than at a meeting of Omega's stockholders, and such information is incorporated herein by reference.

        In addition, the information contained in the Offer to Purchase is incorporated herein by reference.

Item 9.    Exhibits.

Exhibit No.	Description
(a)(1)*†	Offer to Purchase dated August 7, 2002
(a)(2)*†	Letter of Transmittal
(a)(3)†	Letter from the Chairman of the Board of Omega to the stockholders
(a)(4)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(6)*	Summary Advertisement dated August 7, 2002
(a)(7)#	Text of joint press release issued by Omega and Four Seasons, dated August 1, 2002
(a)(8)†	Opinion of UBS Warburg LLC dated July 31, 2002 (attached as Annex A hereto)
(e)(1)*	Agreement and Plan of Merger, dated as of August 1, 2002, by and among Four Seasons, Delta Acquisition and Omega
(e)(2)†	Information Statement of Omega dated August 7, 2002 (attached as Annex B hereto)
(e)(3)*	Option Agreement, dated as of August 1, 2002, between Omega and Four Seasons
(e)(4)*	Form of Tender Agreements, August 1, 2002, among Four Seasons, Delta Acquisition, Omega and the stockholders of Omega who executed them
(e)(5)*	Stock Purchase Agreement, dated as of August 1, 2002, among Four Seasons, Delta Acquisition, Omega and OHI
(e)(6)
Form of Deed of Release dated August 1, 2002, made between (1) the PHFL Parties, (2) Omega for itself and on behalf of its subsidiaries; (3) PHFL for itself and on behalf of its subsidiaries; and (4) those PHFL Shareholders named as supporting Omega in relation to the Jersey Proceedings, together with the directors and senior executives of Omega Stock.
(e)(7)	Standstill Agreement dated August 1, 2002, by and among Omega, Principal Healthcare Finance Investments (Guernsey) Limited and Barclays Bank PLC

*
Incorporated by reference to the Schedule TO filed by Four Seasons and Delta Acquisition on August 7, 2002.

†
Included in copies mailed to holders of shares of Common Stock.

#
Incorporated by reference to the Schedule 14D-9C filed by Omega Worldwide, Inc. on August 1, 2002

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OMEGA WORLDWIDE, INC.
By:	Name: John Storey Title: Vice President and Secretary

Date: August 7, 2002

ANNEX A

        [LETTERHEAD OF UBS WARBURG LLC]

July 31, 2002

The Special Committee of the Board of Directors
The Board of Directors
Omega Worldwide, Inc.
1905 Pauline Boulevard, Suite 1
Ann Arbor, Michigan 48103

Dear Members of the Special Committee and Board:

        We understand that Omega Worldwide, Inc. ("Omega") proposes to enter into an Agreement and Plan of Merger (the "Agreement") among Four Seasons Health Care Limited ("Four Seasons"), Delta I Acquisition, Inc., a wholly owned subsidiary of Four Seasons ("Sub"), and Omega pursuant to which (i) Sub will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.10 per share, of Omega ("Omega Common Stock" and, such tender offer, the "Tender Offer") at a purchase price of $3.32 per share, net to the seller in cash (the "Cash Consideration"), and (ii) subsequent to the Tender Offer, Sub will be merged with and into Omega (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each outstanding share of Omega Common Stock not previously tendered will be converted into the right to receive the Cash Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of Omega Common Stock (other than Four Seasons, Sub and their respective affiliates) of the Cash Consideration to be received by such holders in the Transaction.

        UBS Warburg LLC ("UBS Warburg") has acted as financial advisor to the Special Committee in connection with the Transaction and will receive a fee for its services, a portion of which is contingent upon consummation of the Transaction and a portion of which is payable in connection with this opinion. UBS Warburg and its affiliates in the past have provided services to Omega unrelated to the proposed Transaction, for which services UBS Warburg and its affiliates have received compensation. In the ordinary course of business, UBS Warburg, its successors and affiliates may trade securities of Omega and certain of its affiliates for their own accounts and accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to Omega or the shares of Omega Common Stock held by any stockholder of Omega, nor does our opinion address Omega's underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any stockholder of Omega as to whether such stockholder should tender shares of Omega Common Stock in the Tender Offer or as to any other actions to be taken by stockholders in connection with the Transaction. We have not been asked to, nor do we, offer any opinion as to the terms of the Agreement or related documents and the obligations thereunder, or the form of the Transaction, including, without limitation, the effect, if any, that the provisions of the tender and option agreements and irrevocable proxies to be executed by certain stockholders of Omega in connection with the Transaction (such stockholders, the "Supporting Stockholders") may have on the consideration to be received by such Supporting Stockholders for their shares of Omega Common Stock. We have assumed, with your consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Transaction. We also have assumed, with your consent, that each of Omega, Four Seasons and Sub will comply with all material covenants and agreements set forth in, and other material terms of, the Agreement and that

A-1

The Special Committee of the Board of Directors
The Board of Directors
Omega Worldwide, Inc.
July 31, 2002

the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement. In addition, representatives of Omega have advised us, and we therefore further have assumed, that the final terms of the Agreement will not vary materially from those set forth in the form of the Agreement reviewed by us. At your direction, UBS Warburg held discussions with certain third parties regarding a possible acquisition of Omega prior to the date hereof.

        In arriving at our opinion, we have, among other things: (i) reviewed current and historical market prices and trading volumes of Omega Common Stock; (ii) reviewed certain publicly available business and financial information relating to Omega; (iii) reviewed certain internal financial information and other data relating to Omega and the businesses and financial prospects of certain subsidiaries of Omega and certain entities in which Omega otherwise has an equity interest (collectively, the "Omega Entities"), including financial forecasts and estimates prepared by the management of Omega, that were provided to or discussed with us by Omega and are not publicly available; (iv) conducted discussions with members of the senior management of Omega; (v) analyzed the estimated present value of the unlevered, after-tax free cash flows of certain Omega Entities using certain assumptions of future financial performance provided to or discussed with us by the management of Omega; (vi) reviewed publicly available financial and stock market data with respect to certain companies in lines of business we believe to be generally comparable to those of certain of the Omega Entities; (vii) considered the publicly available financial terms of certain other transactions which we believe to be generally relevant in evaluating the Transaction and certain of the Omega Entities; (viii) reviewed a form dated July 31, 2002 of the Agreement; and (ix) conducted such other financial studies, analyses, and investigations, and considered such other information, as we deemed necessary or appropriate.

        In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information provided to or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Omega, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Omega as to the future financial performance of the Omega Entities and the other matters covered thereby. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date of this letter.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Cash Consideration to be received by the holders of Omega Common Stock (other than Four Seasons, Sub and their respective affiliates) in the Transaction is fair, from a financial point of view, to such holders.

                      Very truly yours,
                      /s/                        UBS WARBURG LLC
                      UBS WARBURG LLC

A-2

ANNEX B

OMEGA WORLDWIDE, INC.
1905 PAULINE BOULEVARD, SUITE 1
ANN ARBOR, MICHIGAN 48103

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
OF 1934 AND RULE 14f-1 THEREUNDER

        This Information Statement is being mailed on or about August 7, 2002 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 of Omega Worldwide, Inc. ("Omega") that has been filed with the Securities and Exchange Commission (the "SEC") on August 7, 2002. You are receiving this Information Statement in connection with the possible election of persons designated by Delta I Acquisition, Inc., a Delaware corporation ("Delta Acquisition") and wholly owned subsidiary of Four Seasons Health Care Limited, a private limited company organized under the laws of England and Wales ("Four Seasons"), to a majority of the seats on Omega's board of directors (the "Board of Directors" or "Board"). On August 1, 2002, Omega entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among Four Seasons, Delta Acquisition and Omega, pursuant to which (1) Delta Acquisition is required to commence a tender offer (the "Offer") to purchase all of the outstanding shares of common stock, $.10 par value per share, including the associated preferred stock purchase rights (collectively, the "Common Stock") issued pursuant to the Rights Agreement, dated as of April 2, 1998, as amended by the Amendment to Rights Agreement dated as of July 17, 2002, and the Second Amendment to Rights Agreement dated as of August 1, 2002, between Omega and EquiServe Trust Company, N.A. (successor to First Chicago Trust Company of New York), as Rights Agent, for $3.32 per share of Common Stock net to the seller in cash, less any required withholding taxes and without interest thereon and (2) following consummation of the Offer, Delta Acquisition will merge with and into Omega (the "Merger") with Omega continuing as the surviving entity. Upon effectiveness of the Merger, each share of Common Stock (other than Common Stock owned by Delta Acquisition, Four Seasons or any subsidiary of Four Seasons or Omega, which Common Stock shall be cancelled) issued and outstanding as of the effective time of the Merger (the "Effective Time") shall be converted into the right to receive $3.32 per share of Common Stock in cash or such higher price per share as may be paid in the Offer (the "Merger Consideration") upon surrender of the certificate formerly representing such share of Common Stock. The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement forms Annex B.

        The Merger Agreement provides that upon the consummation of the Offer, Omega shall cause Delta Acquisition's designees to be elected to the Board of Directors under circumstances described in the Merger Agreement. This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information contained herein supplements certain information contained in the Schedule 14D-9. Information herein related to Delta Acquisition and Four Seasons has been provided to Omega by such parties, and Omega assumes no responsibility for the accuracy or completeness of such information.

        You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Pursuant to the Merger Agreement, Delta Acquisition commenced the Offer on August 7, 2002. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on September 5, 2002, unless the Offer is extended.

DELTA ACQUISITION DESIGNEES

        The Merger Agreement provides that, promptly upon the acceptance and payment for the shares of Common Stock pursuant to the Offer, Delta Acquisition will be entitled to representation on the Board of Directors in the same proportion, rounded up to the next whole number, as the number of shares of Common Stock accepted for payment and paid for by Delta Acquisition pursuant to the Offer bears to the total number of shares of Common Stock outstanding at such time. At such time, Omega will also cause, if requested by Four Seasons, (1) each committee of the Board of Directors, (2) the board of directors of each subsidiary of Omega and (3) each committee of each such subsidiary board of directors to include designees of Delta Acquisition constituting up to the same percentage of each such committee or board of directors as Delta Acquisition's designees constitute on the Board of Directors. Following the time directors designated by Delta Acquisition are appointed or elected to the Board of Directors and prior to the Effective Time, any (a) amendment of the Merger Agreement, Omega's charter or bylaws, (b) any termination or amendment of the Merger Agreement by Omega, (c) any extension by Omega of the time for the performance of any of the obligations or other acts by Four Seasons or Delta Acquisition, (d) any waiver of Omega's rights or remedies under the Merger Agreement, and (e) any other consent or action by Omega under the Merger Agreement, shall require the concurrence of a majority of the Continuing Directors. In the event that Delta Acquisition's designees are elected to the Board of Directors, until the Effective Time, those continuing members of the Board of Directors who are members of the Board of Directors on the date of the Merger Agreement, who are not officers, employees or affiliates of Omega or Four Seasons, are deemed "Continuing Directors" for purposes of the Merger Agreement.

        Delta Acquisition has informed Omega that it will choose the Delta Acquisition designees from the persons listed below. Delta Acquisition has informed Omega that each of the Delta Acquisition designees has consented to act as a director, if so designated.

        Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each nominee to the Board of Directors. Each such person is, unless indicated below, a British citizen.

Name, Age and Current Business Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Iain Stokes (age 38) Trafalgar Court, Les Banques, St. Peter Port, Guernsey	Director, Alchemy Partners (Guernsey) Limited (from March 17, 2000 to present); he has been employed by Guernsey International Fund Managers Limited since July 1996, currently as a Manager.
Hamilton D. Anstead (age 46) Emerson Court, Alderley Road, Wilmslow, Cheshire SK9 1NX	Vice President and Director of Delta Acquisition (from January 2001 to present); Chief Executive Officer and Director of Four Seasons (from July 25, 1997 to present).

Graeme Willis (age 38) Emerson Court, Alderley Road, Wilmslow, Cheshire SK9 1NX
Finance Director and Director of Four Seasons (from March 7, 2000 to present). From October 1994 to December 1999, Mr. Willis was employed by Tamaris PLC from October 1994 to May 2000 and was its Finance Director from March 19, 1997 until May 5, 2000. During the past five years, Mr. Willis has acted as Director of the following entities: Idun Healthcare Limited (12/22/99-12/24/99); World Trade Systems PLC (formerly Tamaris PLC) (3/19/97-12/5/00); WTS Healthcare Services Limited (formerly Tamaris Healthcare Services Limited) (5/15/97-5/5/00); Tamaris Healthcare PLC (2/16/98-5/5/00); Nurses2care Agency Limited (9/22/98-5/5/00); Lifecare International PLC (12/15/98-5/5/00); Lifecare Homes Limited (12/15/98-5/5/00); WTS Capital Limited (formerly Tamaris Capital Limited) (11/16/98-5/5/00); PH Homes Limited (6/30/97-6/11/98); PH Developments Limited (6/30/97-6/11/98); PH Property Company Limited 6/30/97-6/11/98); Lodge Care PLC (12/15/98-10/29/99); Tamaris Care Properties Limited (5/28/98-10/29/99); Continental 92 Limited (11/27/97-10/29/99); Tamcare Limited (3/26/99-10/29/99); Bearehill Limited (12/15/98-10/29/99); Caledonian Care Limited (10/3/97-10/29/99); Caledonian Care (Turriff) Limited (10/3/97-10/29/99); Continental 89 Limited (12/15/98-10/29/99); Forebank Limited (5/10/95-10/29/99); Laurels Lodge Limited (12/15/98-10/29/99); St. Cuthberts Nursing Agency Limited (6/30/97-10/29/99); Cedarhurst Lodge Limited (12/20/94-10/29/99); Chestnut Lodge Limited (12/20/94-10/29/99); Edgewater Lodge Limited (12/15/98-10/29/99); Lisnisky Limited (12/15/98-10/29/99); Osborne Limited (12/20/94-10/29/99); Rosevale Lodge Limited (12/15/98-10/29/99); Saintfield Limited (12/20/94-10/29/99); Tamaris Healthcare (NI) Limited (1997 to 1/31/00); Tammillec Limited (3/31/98-10/29/99); Tamulst Care Limited (6/5/98-10/29/99); Dounemead Limited (2/20/98-10/29/99); Duncare Limited (12/15/98-10/29/99); Guthrie Court Limited (12/15/98-10/29/99); Lunan House Limited (12/15/98-10/29/99); Meadowvale Care Limited (12/9/97-10/29/99); Tamaris (RAM) Limited (2/15/99-10/29/99); Tamaris (Scotland) Limited (1/31/00-1/31/00); Tamscot Care Limited (5/28/98-10/29/99); Tamhealth Limited (11/25/98-10/29/99); The Belmont Nursing Home Limited (12/15/98-10/29/99); Bewick Waverley Limited (12/15/98-10/29/99); Chapelfield View Limited (12/15/98-10/29/99); Doulton Court Limited (12/15/98-10/29/99); Keslaw Limited (12/15/98-10/29/99) ; Laudcare Limited (12/15/98-10/29/99); Leeland Limited (12/15/98-10/29/99); Lodge Care Services Limited (12/15/98-10/29/99); Maldcare Limited (12/15/98-10/29/99); North East Pharmacies Limited (6/30/97-10/29/99); Ringdane Limited (5/21/97-10/29/99); Tamaris (England) Limited (11/27/97-10/29/99); Tamaris (QCH) Limited (5/15/97-10/29/99); Tamaris (South East) Limited (8/8/97-10/29/99); Tameng Care Limited (5/28/98-10/29/99); West View Lodge Limited (12/15/98-10/29/99); Atlas Health Care Limited (5/6/98-10/29/99); Tamaris Management Services Limited (12/15/98-10/29/99); Grand Union Investments Limited (formerly Tamaris Estates Limited) (6/19/97-11/1/99); Delta I Acquisition, Inc. (6/28/02-7/17/02).

Laurence Shannon McNairn (age 47) Trafalgar Court, Les Banques, St. Peter Port, Guernsey
President and Director, Delta Acquisition (from January 2001 to present); Director, Alchemy Partners (Guernsey) Limited (from February 14, 1997 to present); during the past five years, he has been employed by Guernsey International Fund Managers Limited, currently as an Executive Director.
Shane Conway (age 28) Trafalgar Court, Les Banques, St. Peter Port, Guernsey Citizenship: Irish
Mr. Conway is currently an officer of Guernsey International Fund Managers Limited (from March 2001 to present); previously Mr. Conway was employed as a Supervisor by Butterfield Fund Managers Limited (November 2000 to May 2001), as a Senior Fund Administrator by Bank of Bermuda (Guernsey) Limited (September 1998 to November 2000) and prior to September 1998, he was employed as a Fund Accountant by Commerz International Capital Management.
Paul Guilbert (age 41) Trafalgar Court, Les Banques, St. Peter Port, Guernsey
Director, Alchemy Partners (Guernsey) Limited (from August 29, 2001 to present); Vice President, Director and Secretary of Delta Acquisition (from January 2001 to present); he has been employed by Guernsey International Fund Managers Limited since May 1997, currently as a Deputy Manager.

        Delta Acquisition has advised Omega that, during the last five years, to the best of their knowledge, none of Delta Acquisition nominees (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

        Delta Acquisition has also advised Omega that, to the best of their knowledge, except as set forth herein or in the Schedule 14D-9, (i) none of the Delta Acquisition nominees, or, to the best of their knowledge, any associate or majority-owned subsidiary of any of the Delta Acquisition nominees, beneficially owns or has any right to acquire, directly or indirectly, any equity securities of Omega, (ii) none of the Delta Acquisition nominees has effected any transaction in such equity securities during the past 60 days, (iii) none of the Delta Acquisition nominees has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Omega, including, but not limited to, any contract, ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, (iv) during the past two years, none of the Delta Acquisition nominees has had any business relationship or transaction with Omega or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer, and (v) during the past two years, there have been no contacts, negotiations or transactions between any of the Delta Acquisition nominees, on the one hand, and Omega or its affiliates, on the other hand, concerning any merger, consolidation, acquisition, tender offer for or other acquisition of securities, election of directors or sale or other transfer of a material amount of assets of Omega.

        It is expected that one or more of the designees will assume office following consummation of the Offer, which cannot be earlier than September 5, 2002, the expiration date of the Offer.

CERTAIN INFORMATION CONCERNING OMEGA

        The Common Stock is the only class of equity securities of Omega outstanding that is entitled to vote at a meeting of stockholders of Omega. As of the close of business on August 1, 2002, there were 12,354,553 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote on all matters submitted to the stockholders. Neither Delta Acquisition nor Four Seasons owns any Common Stock as of the date hereof.

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF OMEGA

Directors and Executive Officers

        The following table sets forth certain information with respect to the directors and executive officers of Omega.

Name	Age	Position
James E. Eden	64	Chairman of the Board, Director
Ronald S. Elder	52	Chief Executive Officer, Director
Anil K. Gupta	52	Director
Harold J. Kloosterman	60	Director
Bernard J. Korman	70	Director
Mark D. Gosling	37	Vice President and Treasurer
John Storey	34	Vice President and Secretary

        The following is a summary of the experience of the directors and executive officers listed in the above table:

        James E. Eden.    Mr. Eden has been a Director of Omega since April 1998. He was elected Chairman of the Board of Omega in July 2000. He is President and principal owner of Eden & Associates, Inc., which provides consulting services to the senior living and long-term care industries. He is also President and principal owner of Senior Living Properties, LLC, and serves as Chairman and Chief Executive Officer of Oakwood Living Centers, Inc. From 1976 to 1992, he held various positions in healthcare at Marriott Corporation, ultimately, as Executive Vice President and General Manager of its Senior Living Services Division. Mr. Eden is also a Director of the Alliance for Aging Research, Heartstone Assisted Living and Peak Medical Inc. Mr. Eden was a Director of OHI until July 2000.

        Ronald S. Elder.    Mr. Elder was appointed Acting Chief Executive Officer of Omega in January 2002, and became a Director and Chief Executive Officer in February 2002. Mr. Elder, a British national, is a qualified chartered accountant, and has held senior positions in vehicle leasing, finance, asset management and insurance businesses, most recently with Zurich Financial Services, and previously with Crawford & Company, GE Capital and Avis.

        Anil K. Gupta.    Dr. Gupta has been a Director of Omega since July 1998. He is a Professor of Strategy, Organization and International Business at the Robert H. Smith School of Business, The University of Maryland. He holds a Doctor of Business Administration from Harvard Business School. Dr. Gupta served as a director of Vitalink Pharmacy Services, Inc. from 1992 to 1998. Mr. Gupta is a recipient of numerous scholarly awards, and also provides consulting and executive training to a number of multinational companies.

        Harold J. Kloosterman.    Mr. Kloosterman has been a Director of the Company since April 1998. He also has been a Director of OHI since its formation in 1992 and was a Managing Director of Omega Healthcare Capital from 1986 to 1992. Mr. Kloosterman has been involved in the acquisition, development and management of commercial and multi-family properties since 1978. He has been a senior officer of LaSalle Partners, Inc., and in 1985 he formed Cambridge Partners, Inc., where he serves as President. At Cambridge, he has been involved in the development and management of commercial, apartment and condominium projects in Grand Rapids and Ann Arbor, Michigan and in the Chicago, Illinois area.

        Bernard J. Korman.    Mr. Korman has been a Director of Omega since April 1998. He is Chairman of the Board of Trustees of Philadelphia Health Care Trust, a private foundation, and of NutraMax Products, Inc., a public consumer health care products company. He formerly was President, Chief Executive Officer and Director of MEDIQ Incorporated (health care services) from 1977 to 1995. Mr. Korman has been a Director of OHI since 1993 and also is a Director of the following public companies: The New America High Income Fund (financial services), The Pep Boys, Inc. (auto supplies), and Kranzco Realty Trust (real estate investment trust).

        Mark D. Gosling.    Mr. Gosling joined Omega in June 1999 as Finance Director of Omega (UK) Limited. From 1999 to 2001 he also was Finance Director of Idun Health Care Ltd. He was appointed Vice President and Treasurer of Omega in April 2001. From 1995 to 1999 he was Group Corporate Finance Manager at Heron International, a large United Kingdom private property group. Previously he was with NM Rothschild & Sons, a United Kingdom investment bank and Price Waterhouse.

        John Storey.    Mr. Storey joined Omega in January 1998 as Director of Omega (UK) Limited. He was appointed Vice President and Secretary of Omega in April 2001. Previously he was a senior lawyer in the commercial property department of Simmons & Simmons, legal advisor to Principal Healthcare Finance Limited ("PHFL") and one of London's largest law firms.

Board of Directors and Committees of the Board

        The Board of Directors held fourteen meetings during fiscal year 2001. The Board of Directors has an Audit Committee consisting of Messrs. Korman (Chairman) and Gupta, a Compensation Committee consisting of Mr. Kloosterman, an Independent Directors Committee consisting of Mr. Gupta, a Nominating Committee consisting of Mr. Eden and a Special Committee consisting of Messrs. Eden, Gupta and Elder (Chairman).

        The Audit Committee met once in fiscal year 2001. The Audit Committee is responsible for, among other things, considering the appointment of the independent auditors of Omega, reviewing with the independent auditors the plan and scope of the audit and audit fees, reviewing professional services provided by the independent auditors, monitoring the adequacy of financial reporting and internal controls and meeting periodically with management and internal and independent auditors.

        The Compensation Committee met seven times during fiscal year 2001 and has responsibility for the compensation of Omega's key management personnel and administration of Omega's 1997 Stock Option and Restricted Stock Purchase Plan ("Option Plan").

        The Independent Directors Committee, which did not meet during fiscal year 2001, is responsible for passing on those issues with respect to which a conflict may exist between Omega and OHI.

        The Nominating Committee, which did not meet during fiscal year 2001, reviews suggestions of candidates for director made by directors, stockholders, management and others, and makes recommendations to the Board of Directors regarding the composition of the Board of Directors and nomination of individual candidates for election to the Board of Directors. Suggestions by stockholders for candidates should be submitted in writing to Omega Worldwide, Inc., 1905 Pauline Boulevard, Suite 1, Ann Arbor, Michigan 48103, in the manner prescribed by Omega's bylaws.

        The Special Committee, which met seventeen times in fiscal year 2001, is responsible for passing on issues with respect to PHFL. The Special Committee was formed for the purpose of considering the terms of any extraordinary transaction involving PHFL, conducting such investigations and negotiations as the Special Committee determined appropriate with respect to any such proposed transaction and making a recommendation to the Board of Directors with respect thereto.

        During fiscal year 2001, each Director attended at least 75 percent of the total number of meetings of the Board and the committees on which he served.

Compensation of Directors

        Omega pays each non-employee director a fee of $10,000 per year for services as a director, plus $1,000 for services as a Committee chairperson and $500 for attendance at a meeting of the Board of Directors or any Committee thereof. Beginning August 2000 Omega paid the Chairman of the Board $10,000 per month and beginning January 1, 2002 Omega paid the Chairman of the Board an additional $25,000 per month. On July 3, 2002, the Board awarded Mr. Gupta $15,000 for his work on the Special Committee for the fiscal year 2000. In addition, Omega reimburses the directors for travel expenses incurred in connection with their duties as directors. Employee directors receive no compensation for their service as directors.

        Directors are eligible to participate in the Option Plan. Each non-employee director was awarded options with respect to 10,000 shares on his election as a director of Omega, and each non-employee director is to be granted an additional option grant with respect to 1,000 shares on or after each anniversary of the initial grant. All grants have been and are to be made at an exercise price equal to 100% of the fair market value of the Common Stock on the date of the grant. Non-employee director options vest one-third after each year for three years. Each non-employee director also is annually awarded 1,000 shares of restricted stock, with each such grant of restricted stock shares vesting six months after the date of grant. By unanimous action, the Board waived any option grants, otherwise due the directors, for fiscal year 2001 through the date hereof.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Exchange Act requires Omega's directors, certain of Omega's officers, and beneficial owners of more than 10 percent of Common Stock, to file reports of ownership and changes in ownership of the Common Stock with the Securities and Exchange Commission and to send copies of such reports to Omega. Based solely upon a review of such reports and amendments thereto furnished to Omega and upon written representations of certain of such persons that they were not required to file certain of such reports, Omega believes that no such person failed to file any such report on a timely basis during fiscal year 2001.

COMPENSATION OF EXECUTIVE OFFICERS

        The following table sets forth, for the fiscal year ended September 30, 2001, the compensation for services in all capacities to Omega of those persons who were (i) the chief executive officer during the year, (ii) other executive officers of Omega at September 30, 2001 whose total fiscal year 2001 annual salary and bonus exceeded $100,000 and (iii) other individuals who served as executive officers and met the criteria under clause (ii) during the last fiscal year but who are not serving as executive officers at September 30, 2001. Mr. Ronald Elder was hired as Chief Executive Officer of Omega in January 2002.

Summary Compensation Table

Long-Term Compensation
Awards
Payouts
								Restricted Stock Award(s) ($)(5)		Securities Underlying Options/ SARS(#)
Name and Principal Position	Fiscal Year	Salary ($)		Bonus ($)		Other Annual Compensation ($)(1)						All LTIP Payouts ($)		Other Compensation ($)
Todd P. Robinson(2) CEO and Director	2001		$18,590		$0		$—		$—		$—		$0		$0
James E. Eden Chairman of the Board	2001 2000 1999	$ $ $	0 0 0	$ $ $	0 0 0	$ $ $	159,000 25,500 13,000	$ $ $	5,500 4,250 —	$ $ $	— 1,000 1,000	$ $ $	0 0 0	$ $ $	0 0 0
James P. Flaherty(3) President and Director	2001 2000 1999	$ $ $	422,848 $359,316 339,000	$ $ $	0 180,000 115,000	$ $ $	121,136 — 44,347	$ $ $	— 36,563 —	$ $ $	75,000 35,000 15,000	$ $ $	0 0 0	$ $ $	0 0 0
Mark D. Gosling(4) Vice President and Treasurer	2001 2000 1999	$ $ $	147,830 120,099 28,958	$ $ $	14,448 50,238 0	$ $ $	— — —	$ $ $	— 4,000 —	$ $ $	— 50,000 —	$ $ $	0 0 0	$ $ $	0 0 0
John Storey(4) Vice President and Secretary	2001 2000 1999	$ $ $	155,301 149,457 135,703	$ $ $	14,448 50,238 43,904	$ $ $	— — —	$ $ $	— 4,000 —	$ $ $	— 45,000 3,000	$ $ $	0 0 0	$ $ $	0 0 0

(1)
"Other Annual Compensation" was comprised of the following: (1) $44,347 representing the allocable portion of the value of restricted stock granted by OHI to Mr. Flaherty for the fiscal year ending September 30, 1999 and charged to Omega; (2) Director and Chairman fees of $159,000, $25,500 and $13,000 to Mr. Eden during the fiscal years 2001, 2000 and 1999, respectively; and (3) advances to Mr. Flaherty include payments of $20,000 in lieu of SAR grants and $101,136 for an additional pension contribution.

(2)
Mr. Robinson was appointed Chief Executive Officer and a Director of Omega in July 2001. Mr. Robinson resigned as Chief Executive and as a Director effective December 18, 2001.

(3)
Mr. Flaherty was appointed President and Director on July 29, 2000. Prior to his appointment he served as Vice President and Chief Operating Officer. As of September 26, 2001, Mr. Flaherty no longer serves as President. As of May 2, 2002, he no longer serves as a Director of Omega.

(4)
Mr. Gosling was appointed Vice President and Treasurer, and Mr. Storey was appointed Vice President and Secretary, in April 2001. Mr. Gosling joined Omega in June 1999.

(5)
Omega has not paid any dividends on the restricted stock.

Options/SAR Grants in Fiscal Year 2001

        The following table sets forth certain information concerning options/SARs granted during fiscal year 2001 to the named executives.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Securities Underlying Options/SAR Granted	% of Total Options/SARs Granted to Employees in Fiscal Year
			Exercise or Base Price ($/Share)				Grant Date Present Value($)(3)
Name				Expiration Date(1)
					5%($)(2)	10%($)(2)
James P. Flaherty	42,105 32,895		2.375 2.375	11/06/2011 11/06/2012	162,888 133,621	259,737 222,902	N/A

Total	75,000	26.79%			296,509	482,275

Todd P. Robinson	10,000		1.850	07/17/2011	30,135	47,984	N/A
	55,555		1.800	08/27/2011	162,888	259,372
	94,445		1.800	08/27/2012	290,759	485,033

Total	160,000	57.14%			483,782	792,389

(1)
Incentive stock options expire 10 years from date of grant, while non-qualified options expire 11 years after date of grant, unless the exemption is accelerated pursuant to the terms thereof.

(2)
The assumed annual rates of appreciation of 5% and 10% would result in the price of the Common Stock increasing at the expiration date of the options, to $3.87 and $6.16, respectively for the November 6, 2000 incentive stock option grant, $3.01 and $4.80, respectively for the July 17, 2001 incentive stock options grant and $2.93 and $4.67, respectively for the August 27, 2001 incentive stock option grants and $4.06 and $6.78, respectively for the November 6, 2000, non-qualified stock option grants, and $3.08 and $5.14, respectively for the August 27, 2001 non-qualified stock options grants.

(3)
Omega does not elect to provide grant date present value as an alternative to disclosing potential realizable value.

Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Values for Fiscal Year 2001

        The following table summarizes options and SARs exercised during fiscal year 2001 and presents the value of unexercised options and SARs held by the named executives at year-end:

Name	Shares Acquired on Exercise(#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End(#) Unexercisable(U) Exercisable (E)		In-the-Money Options/SARs at Fiscal Year-End($) Unexercisable(U) Exercisable(E)
James P. Flaherty(1)	0	0	61,667 63,333	(U) (E)	0 0	(U) (E)
Mark D. Gosling(2)	0	0	36,000 14,000	(U) (E)	0 0	(U) (E)
John Storey(2)	0	0	35,133 12,867	(U) (E)	0 0	(U) (E)
Todd P. Robinson(3)	0	0	10,000 150,000	(U) (E)	0 0	(U) (E)

(1)
As of September 26, 2001, Mr. Flaherty no longer serves as President.

(2)
Mr. Gosling was appointed Vice President and Treasurer, and Mr. Storey was appointed Vice President and Secretary in April 2001.

(3)
Mr. Robinson was appointed CEO on July 25, 2001 and resigned effective December 18, 2001.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

        Under the Option Plan if a change in control (as defined in the plan) occurs, all unexpired options will become immediately exercisable and unvested restricted stock grants will vest immediately.

        Omega entered into a three year Employment and Change in Control Agreement with James P. Flaherty dated August 1, 2000. Under the terms of the contract, Mr. Flaherty was entitled to an annual salary of $330,000 and a guaranteed annual increase of 3%. The contract provided for supplemental cash compensation of $59,000 in lieu of company provided health and retirement benefits. The contract further provided that Omega would pay to Mr. Flaherty as a termination payment a lump sum amount equal to three times his total compensation (salary, cash bonus and value of restricted stock grants, whether or not vested) for the most recent year, if Mr. Flaherty's employment was terminated or he was constructively terminated other than for cause within three years after a change in control. The contract provided for an additional payment to compensate Mr. Flaherty for excise taxes imposed upon these payments. As of September 26, 2001, Mr. Flaherty no longer serves as President of the Company and the agreement is no longer in effect.

        Omega has entered into an Employment Agreement with Ronald S. Elder dated May 1, 2002 (effective as of January 2, 2002) as amended on July 1, 2002. Under the terms of the Agreement, Mr. Elder is entitled to an annual salary of £300,000, which amount is to be reviewed annually. Pursuant to the agreement, Mr. Elder received a bonus of £100,000 upon execution of the Merger Agreement and will receive an additional bonus £100,000 upon consummation of the Merger. In addition, Mr. Elder is entitled to receive an annual bonus of up to £150,000. The awarding of such bonus is entirely within the discretion of Omega. Upon the execution of the agreement, Mr. Elder received options to acquire 75,000 shares of Common Stock at the then current market price of $2.00 per share. Mr. Elder also receives medical insurance benefits. Mr. Elder's employment may be terminated by Mr. Elder upon sixty days' prior notice or by Omega at any time.

        Omega's wholly owned subsidiary Omega (UK) Limited ("OUK") has an Employment Agreement with Mark D. Gosling dated March 24, 1999, as amended by letter agreements dated October 23, 2000, January 15, 2001, April 25, 2001 and May 24, 2002. Under the terms of the agreement, Mr. Gosling is entitled to an annual salary of £139,052, which amount is to be reviewed annually. In addition, Mr. Gosling received a bonus of £30,000 upon execution of the Merger Agreement. Mr. Gosling also receives medical insurance benefits. Either OUK or Mr. Gosling may terminate Mr. Gosling's employment on one year's prior notice.

        Mr. Gosling's employment agreement includes a change in control provision. Subject to certain additional conditions, the change in control provisions is triggered by a change in control of OUK and/or Omega and/or PHFL. If within twelve months following such change in control, and subject to certain other provisions, Mr. Gosling's employment with OUK is terminated without cause or Mr. Gosling elects to give notice of his intent to terminate his employment agreement, OUK will pay Mr. Gosling the sum of two years' salary (at the amount immediately payable prior to termination or notice), twice the average of the bonuses received (if any) in the previous two years and compensation for loss of all contractual and discretionary benefits (subject to deductions for income tax and national insurance contributions). OUK is required to make the payments within twenty-one days of notice of termination. Subject to certain conditions, Omega has guaranteed the obligations of OUK under the employment agreement.

        OUK also has an Employment Agreement with John Storey dated October 31, 1997, as amended by letter agreements dated October 23, 2000, January 15, 2001, April 25, 2001 and May 24, 2002.

Under the terms of the agreement, Mr. Storey is entitled to an annual salary of £138,337, which amount is to be reviewed annually. In addition, Mr. Storey received a bonus of £30,000 upon execution of the Merger Agreement. Mr. Storey's employment agreement is substantially identical to Mr. Gosling's employment agreement in all other material respects, including the change in control provisions.

Long-Term Incentive Plan

        In December 1997, Omega adopted the Option Plan to provide incentives to attract and retain competent managerial personnel and to provide to participating directors, officers and employees of Omega and its subsidiaries added incentive for high levels of performance. The summary of the Option Plan set forth below is qualified in its entirety by the text of the Option Plan.

        The Option Plan provides for the grant of stock options and/or shares of restricted stock to Eligible Participants. "Eligible Participants" are all directors of Omega or any Omega subsidiary, and all officers or employees of Omega or any Omega subsidiary. Under the Option Plan, "Stock Options" are defined as the right to purchase Common Stock in a specified number of shares, at a price and upon terms and conditions as specified in the Option Plan or by the committee that administers the Option Plan, which is the Board's Compensation Committee (the "Plan Committee"). "Restricted Stock" is defined as shares of Common Stock of Omega granted without cost and subject to the terms of the Option Plan. Under the Option Plan, the maximum number of shares of Common Stock which may be issued as Restricted Stock is 750,000 shares in the aggregate.

        Under the Option Plan, each non-employee director of Omega receives an initial grant of Stock Options to purchase 10,000 shares of Common Stock upon appointment or election to the Board of Directors. Additional grants of Stock Options to purchase 1,000 shares of Common Stock are made to each non-employee director on or after each anniversary of the initial grant.

        The Plan Committee, in its sole and absolute discretion, but subject to the provisions of the Option Plan, may grant Restricted Stock to any Eligible Participant and Stock Options to any Eligible Participant other than a non-employee director. Restricted Stock granted to any Eligible Participant is released in accordance with the schedule provided by the Plan Committee, but in no event less than six months from the date of the grant nor later than ten years from the date of the grant. Except for normal retirement or other written agreement with a non-employee director, a grantee has no vested interest in the unreleased stock of any grant in the event of termination for any reason. In regard to Stock Option grants, the Plan Committee designates whether the Stock Option is an incentive Stock Option or a non-qualified Stock Option. The terms upon which and the times at which the Stock Option may be exercised are as set forth in the Option Plan and the related Stock Option agreements.

        A Stock Option grant to an Eligible Participant who owns, directly or indirectly, at the date of the grant of the Stock Option, more than ten percent (10%) of the total combined voting power of all classes of stock of Omega or an Omega subsidiary does not qualify as an incentive Stock Option unless: (i) the exercise price of the Stock Option is at least one hundred and ten percent (110%) of the Fair Market Value of the Common Stock, determined as of the date the Stock Option is granted; and (ii) the Stock Option by its terms is not exercisable after five (5) years from the date it is granted. "Fair Market Value" is defined as the fair market value of the Common Stock as determined using a reasonable valuation method selected by the Plan Committee, including the closing price of a share of Common Stock as reported in the Wall Street Journal on the date specified in the Option Plan, or, if no such sales were made on such date, the closing price of such share as reported in the Wall Street Journal on the next preceding date on which there were such sales.

        No grant of incentive Stock Options may be made under the Option Plan when the aggregate Fair Market Value of Common Stock with respect to which the incentive Stock Options are exercisable for the first time by the Eligible Participant during any calendar year exceeds $100,000. Additionally, Stock Options are deemed non-qualified Stock Options if they meet certain criteria as set forth in the Option Plan.

        The exercise price of Stock Options shall be as determined by the Plan Committee at the date of grant, except that the exercise price for Stock Options designated as incentive Stock Options shall be, except as set forth above, one hundred percent (100%) of the Fair Market Value of the Common Stock represented by the Stock Option on the date of grant. The exercise price of Stock Options granted to non-employee directors is in all cases one hundred percent (100%) of the Fair Market Value of the Common Stock represented by the Stock Option on the date of grant.

        Subject to certain other provisions of the Option Plan, no Stock Options become exercisable until one (1) year following the date of grant and (i) as to non-employee directors, a Stock Option first becomes exercisable as to one-third (1/3) of the Common Stock subject to such Stock Option during the second year following the date of the grant, as to an additional one-third (1/3) during the third year following the grant and as to the final one-third (1/3) during the fourth year following the grant, and (ii) as to all other Eligible Participants, Stock Options are exercisable as set forth by the Plan Committee.

Defined Benefit or Actuarial Plan

        Omega has no defined benefit or actuarial plans.

CERTAIN TRANSACTIONS

        Pursuant to the provisions of a services agreement between OHI and Omega that expired June 30, 2000, indirect costs incurred by OHI, including compensation of shared executive officers and related support personnel, and costs incurred by OHI for rent, insurance, telephone, utilities, supplies, maintenance and travel, were allocated to Omega based upon the relationship of assets under Omega's management to the combined total of those assets and OHI's assets. Assets and costs in the formula were on a one-quarter lag basis. Such allocations were based on estimates and formulas that management believed to be reasonable. As of July 1, 2000, Omega and OHI have negotiated a new arrangement for a quarterly fee of $37,500 which excludes certain previously provided services, most significantly, those of shared executives. This arrangement was amended again in November 2000 to $32,500 per quarter. Incurred expenses for the year ended September 30, 2001 and the six months ended March 31, 2002 were approximately $132,000 and $39,000, respectively. This Agreement expires December 31, 2002.

        Omega has invested approximately $8.1 million in shares and undistributed earnings in PHFL as of September 30, 2001. As of that date, PHFL owned and leased 231 nursing homes or residential care facilities located in the British Isles. Directors Harold J. Kloosterman and Bernard J. Korman each own 100,000 shares of PHFL. Pursuant to an Amended and Restated Advisory Agreement dated as of July 21, 1995 between Omega and PHFL, Omega has agreed to provide certain investment management and advisory services to PHFL in exchange for a fee. Fees from services to PHFL for the year ended September 30, 2001 and the six months ended March 31, 2002 were $4,200,000 and $1,940,000, respectively.

        Temporary unsecured advances to PHFL in the amount of $5,697,000 and $10,793,000 were outstanding at September 30, 2001 and 2000, respectively. Commencing March 5, 2001, the interest on temporary advances is at 9.00% on the first £4.3 million, with the maximum temporary advance limit of £7.0 million (approximately $10.0 million). Prior to March 5, 2001, interest on the temporary advances was fixed at 9.25%. Included in interest income for the year ended September 30, 2001 and the quarter ended March 31, 2002 was approximately $709,000 and $269,000, respectively, related to advances to PHFL.

        Omega has a subordinated loan receivable from PHFL in the amount of $22,000,000 and $23,000,000 at September 30, 2001 and September 30, 2000, respectively. The subordinated debt with PHFL matured on June 29, 2001. Since June 29, 2001, the default interest rate for the subordinated debt has been 15.93%. The interest rate will remain at 15.93% pending repayment of the subordinated debt or renegotiation of the subordinated debt's terms. Prior to June 29, 2001, the interest rate was 12.93% from July 1, 2000 to June 29, 2001, and 12.53% from July 1, 1999 to June 30, 2000. Included in interest income for the year ended September 30, 2001 and the six months ended March 31, 2002 was approximately $3,012,000 and $1,739,000, respectively, related to the subordinated loan receivable.

        Fees from services provided to Principal Healthcare Finance Trust for the year ended September 30, 2001 and the six months ended March 31, 2002 were approximately $1,211,000 and $673,000, respectively.

        Rent expense, included in direct cost of patient services, related to Idun's leases with PHFL is approximately $17,100,000 and $6,900,000 for the year ended September 30, 2001 and the six months ended March 31, 2002, respectively.

        On July 31, 2002, Omega entered into a settlement agreement with Todd P. Robinson in which Mr. Robinson released all claims he may have against Omega including, without limitation, claims relating to his compensation during his term as chief executive officer of Omega, and Omega agreed to pay Mr. Robinson $120,000. Both Mr. Robinson's release of Omega and Omega's obligation to pay the consideration are contingent upon consummation of the Merger.

        On July 31, 2002, Omega entered into a settlement agreement with Essel W. Bailey, Jr. in which both parties unconditionally agreed to release the other from all claims they may have against the other including, with respect to Mr. Bailey, claims relating to his termination as chief executive officer of Omega. Omega agreed to pay Mr. Bailey $300,000, plus up to $15,000 in associated legal fees.

PRINCIPAL STOCKHOLDERS

        As of August 1, 2002, Omega was aware that the following stockholders beneficially owned more than 5% of the outstanding shares of Common Stock:

Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent of Class
Todd P. Robinson(1) 2307 Princess Ann Street Greensboro, North Carolina 27408	1,203,342	9.74%
Omega Healthcare Investors, Inc. 9690 Deerco Road, Suite 100 Timonium, Maryland 21093	1,163,061	9.41%
Ashbourne Consolidated Group Limited(2) 79 High Street Eton, Slough United Kingdom SL46AF	1,074,412	8.70%
Essel W. Bailey, Jr.(3) 315 E. Eisenhower Parkway, Suite 212 Ann Arbor, Michigan 48108	969,047	7.84%
Gotham International Advisors, L.L.C.(4) 110 East 42nd Street, 18th Floor New York, New York 10017	867,756	7.02%
The Baupost Group, L.L.C.(5) 44 Brattle Street, 5th Floor Cambridge, Massachusetts 02138	654,000	5.29%

(1)
Based on 13D/A filed December 28, 2001 by Todd P. Robinson.
(2)
Based on 13D filed March 22, 2002 by Ashbourne Consolidated Group Limited.
(3)
Based on 13D/A filed May 9, 2002 by Essel W. Bailey, Jr. and his wife, Menakka Bailey.
(4)
Based on 13G filed March 5, 2002 filed by Gotham International Advisors, L.L.C. and Gotham Holdings III, L.L.C.
(5)
Based on 13G/A filed February 14, 2002 by The Baupost Group, L.L.C., Saks Corporation and Seth Klarman.

BENEFICIAL OWNERSHIP

        The following table sets forth certain information regarding beneficial ownership of the Common Stock as of August 1, 2002 (i) by each of Omega's directors and executive officers and (ii) by all directors and executive officers as a group. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

Beneficial Owner	Number of Shares of Common Stock Beneficially Owned		Percent of Class
James Eden	8,421		*
Anil K. Gupta	16,000	(1)	0.13%
Harold J. Kloosterman	119,907	(2)	0.97%
Bernard J. Korman	358,613	(3)	2.91%
Mark D. Gosling	27,000	(4)	0.22%
John Storey	30,633	(5)	0.25%
Ron Elder	0		0.00%

Directors and executive officers as a group (7 persons)	612,251		4.96%

*
Less than 0.10%

        The business address of all the above persons is 1905 Pauline Boulevard, Suite 1, Ann Arbor, Michigan 48103.

(1)
Includes exercisable options to purchase 1,000 shares of Common Stock.

(2)
Includes shares owned jointly by Mr. Kloosterman and his wife, 55,044 shares owned directly by his wife.

(3)
Includes exercisable options to purchase 1,000 shares of Common Stock.

(4)
Includes 333 unvested shares of restricted stock, exercisable options to purchase 21,000 shares of Common Stock and options to purchase 5,000 shares of Common Stock vesting within sixty days.

(5)
Includes 333 unvested shares of restricted stock, exercisable options to purchase 20,133 shares of Common Stock and options to purchase 5,000 shares of Common Stock vesting within sixty days.

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SIGNATURE
OMEGA WORLDWIDE, INC. 1905 PAULINE BOULEVARD, SUITE 1 ANN ARBOR, MICHIGAN 48103 INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
DELTA ACQUISITION DESIGNEES
CERTAIN INFORMATION CONCERNING OMEGA
INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF OMEGA
COMPENSATION OF EXECUTIVE OFFICERS
CERTAIN TRANSACTIONS
PRINCIPAL STOCKHOLDERS
BENEFICIAL OWNERSHIP